28

[redacted]

08001518

# 82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Azure Dynamics Corporation

*CURRENT ADDRESS 14925 Eleven Mile Road
Oak Park, MI 48237

PROCESSED
APR 01 2008
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 35162 FISCAL YEAR 12/31/06

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

| | | | |
|---|---|---|---|
| 2G3-2B (INITIAL FILING) | ☐ | AR/S (ANNUAL REPORT) | ☒ |
| 2G32BR (REINSTATEMENT) | ☐ | SUPPL (OTHER) | ☐ |
| DEF 14A (PROXY) | ☐ | | |

OICF/BY: MTC
DAT: 3/28/08

1/2

F

# part of the solution

AZURE DYNAMICS annual report 2006

# we need to reduce vehicle emissions






Greenhouse Gas Emissions
ppm
390
380
370
360
350
340
330
320
310
300
Carbon Dioxide 1977-2007[1]
Nitrous Oxide 1977-2007

[1] [2] Sou[illegible]

[1] Tre[illegible]c Ca[illegible]xi[illegible] Mau[illegible], Dr. Pieter Tans, NOAA/ESRL (www.cmdl.noaa.gov/gmd/ccgg/trends)

[2] J. Elkins, and A. Clarke, Climate Monitoring and Diagnostics Laboratory, National Oceanic and Atmospheric Administration (NOAA), Colorado, U.S.A.

# fuel costs continue to rise




UNLEADED
315 9
325 9
U.S. Gasoline Prices
266%
3.5
3.0
2.5
2.0
1.5
1.0
0.5
Unleaded Regular, Jan. 1980 — May 2007




Fuel
1/2
F

# we need less fossil fuel dependence

## World Oil Consumption


80,000
60,000
40,000
World oil consumption — 1978-2006

[4] *Source:*
*BP Statistical Review of World Energy June 2006*

# the best environmental solution will be the best economic solution

"...taking strong action to reduce emissions must be viewed as an investment, a cost incurred now and in the coming few decades to avoid the risks of very severe consequences in the future."

*STERN REVIEW: The Economics of Climate Change, October 2006*



# we are doing our part

Azure Dynamics Corporation is a world leader in the development and production of hybrid electric and electric components and powertrain systems for commercial vehicles. The Company is strategically targeting the commercial delivery vehicle and shuttle bus markets in North America and globally with its innovative, cost-efficient, and environmentally-friendly energy management solutions. With over 25 million miles of vehicle experience, Azure is a leading provider of hybrid and electric powertrain systems in the urban delivery market where inefficient drive cycles and strict emission standards are driving demand for ready-to-roll solutions.

## U.S. Greenhouse Gas Emissions* by Economic Sector (2005)

Fleet vehicles account for 25% of vehicular emissions in urban areas, yet they represent less than 12% of total kilometres driven, and spend approximately 50% of their yearly operating costs on fuel and oil[5].



transportation
28%
our focus
14%
(Light-Duty Trucks,
Buses,
Other Trucks
and Refrigerated
Transport)
Electric Power Industry 33%
Industry 19%
Agriculture 8%
Commercial 6%
Residential 5%
U.S. Territories 1%


[5] *Emissions include: $CO_2$, $CH_4$, $N_2O$, HFCs, PFCs, and $SF_6$.*
*Source: EPA – EMPACT Local Urban Environmental Issues Study of 86 Metropolitan Areas*

## fuel costs*

# 40%

savings in fuel costs

## maintenance costs**

# 30%

maintenance reduction

## vehicular emissions*

status quo

AZURE

# 40%

reduction in GHG emissions (hydrocarbon, carbon monoxide, nitrogen oxide)

* *Based on 320,000 kilometers driven over 5,323 operating days. Fuel consumption and GHG emissions from Azure's hybrid electric vehicles were on average 40% lower compared to Purolator's current curbside gasoline powered vehicles. Purolator reported HEV vehicles consumed 56,002 fewer liters of fuel and prevented the emission of 132,165 kilograms of* $CO_2$.

** *Based on Ford's E-450 P1 Parallel Hybrid vehicle, over the course of a 300,000 mile drive cycle, Azure estimates the hybrid vehicle will require $10,000 less in maintenance cost than a conventional fleet vehicle.*

## Azure's technology platforms

# electric



No internal combustion engine. Electric motor is used to propel vehicle and a battery pack for energy storage. The system recaptures braking energy to charge the battery pack and increase range. Zero emissions, produces no exhaust.

# series hybrid



Motor obtains electricity from one of two sources, a battery pack or an on-board generator powered by the engine. Batteries are recharged by a genset (engine/generator) and regenerative braking energy (captured during braking).

# parallel hybrid



Both engine and electric motor drive the wheels. Mechanical connection between engine and electric motor is also used as a generator by reversing the electric power during braking to capture regenerative energy.

# leep


DC/
AC

Non-traction energy/power supply system generated off the vehicles powertrain and used in auxiliary and export power applications.

| partners | vehicles | customers |
|---|---|---|
| Electro Autos Eficaces of Mexico<br><br>Workhorse Custom Chassis | applications:<br>Delivery vans<br>City cars<br><br>products:<br>CitiVan<br>Nissan Electric Car (Conversion) | Electro Autos Eficaces of Mexico<br><br>United States Postal Service ("USPS") |
| StarTrans<br><br>Workhorse Custom Chassis<br><br>Product Concepts Inc. | applications:<br>Shuttle buses<br>Delivery vans<br><br>products:<br>G1 Series<br>CitiBus Hybrid Senator<br>Step Van | USPS<br>Purolator Courier<br>Canada Post<br>Bodec<br>UPROSE |
| | applications:<br><br>products: | |
| | applications:<br><br>products: | |


1 888 SHIP-123
AZURE
DYNAMICS
part of the solution
ISO 9001:2000




HYBRID
DRIVE

# fleet vehicles

Fleet vehicles account for 25% of vehicular emissions in urban areas, yet they represent less than 12% of total kilometres driven, and spend approximately 50% of their yearly operating costs on fuel and oil*. In North America, these vehicles are subject to regulatory standards set out by the Environmental Protection Agency ("EPA") and Corporate Average Fleet Emissions ("CAFE") , which require that most mini vans, pickup trucks, SUV's and mid-size vans up to 8,500 lbs. gross vehicle weight ("GVW"), reduce emissions to passenger car levels by 2007. In addition, diesel engines will have to meet the same emissions levels.

Business leaders increasingly understand that good environmental management is also good business. By proactively and ethically managing their impact on society and the environment, they can enhance their reputations and ultimately, their financial viability. With significant reductions in emissions, increased fuel efficiency and significantly lower operating and maintenance costs, we offer a unique value proposition to these customers.

* *EPA - EMPACT Local Urban Environmental Issues Study of 86 Metropolitan Areas*

# shuttle buses

Over 10,000 shuttle buses are sold each year in North America, of which 60% have been purchased with funding support from the U.S. Federal Transit Administration ("FTA") funds. Hybrid technology is quickly gaining acceptance and market share in this sector, which represents a compelling opportunity for Azure. Governments are developing policies, funding programs and incentives aimed at creating increasingly cleaner fleets to improve air quality in urban centres. Over 18 federal and state funded subsidization programs are available in the U.S. for shuttle bus operators that adopt cleaner hybrid solutions. For example, the FTA's Congestion Mitigation and Air Quality Improvement Program ("CMAQ"), offers subsidies for shuttle bus operators of approximately 80% of purchasing dollars when buying hybrid or cleaner alternatives. Further subsidies can reach 90% of purchasing dollars if a shuttle bus qualifies under the "Buy America" program, where it is required that 60% of bus components are manufactured in the U.S., and undergo testing in Altoona, Pennsylvania. At Azure, 85% of our shuttle bus components are manufactured in the U.S. Our hybrid shuttle buses are scheduled to undergo Altoona testing in the second quarter of 2007.




Hybrid Electric CitiBus
AZURE
No Transmission
or Alternator
AZURE

# TABLE OF CONTENTS

## MESSAGE TO SHAREHOLDERS

During 2006 we reached a number of strategic milestones in support of advancing the commercialization of our products. Some of the highlights included:

- a key strategic agreement with the Ford Motor Company ("Ford") to develop a parallel hybrid electric system to be applied to Ford's E-350 and E-450 Series commercial vehicle chassis
- *a supply agreement with StarTrans, one of North America's leading shuttle bus manufacturers*
- an agreement with Kidron, a leading US supplier of truck bodies and trailers for supply of our Low Emission Electric Power ("LEEP")
- raising $31.9 million of new equity, net of costs

### Economic and Political Drivers

- Environmental challenges particularly smog and increasing greenhouse gas ("GHG") levels are causing governments at all levels to find and implement solutions that will begin to reduce damage to the environment
- Governments will, we believe, use both regulation and subsidization programs to encourage and ultimately ensure adoption of these solutions
- Business leaders are increasingly focused on rising fuel costs and are evaluating ways to reduce fossil fuel dependence
- There is new evidence every day of the growing demand for economically viable clean energy alternatives
- The introduction of one Azure hybrid electric delivery van has the environmental impact of approximately 17 Toyota Prius'. Our vans and shuttle buses could significantly reduce vehicular emissions in urban areas in a very short period of time

### Strategic Developments

We made great commercial progress and reached significant milestones in the establishment of three strategic relationships - Ford, StarTrans and Kidron. We will continue to examine opportunities that will enhance shareholder value through recognition of the value of our technology and collective "hybrid and electric" wisdom.

- Agreement with Ford to develop the parallel hybrid electric gasoline system that will be applied to Ford's E-350 and E-450 Series commercial vehicle chassis. Pre-production units for lead customers are anticipated in late 2007 with full production commencing in 2008. We expect to distribute the hybridized chassis through Ford's distribution network subject to formal agreement.
- Supply agreement for the production of hybrid shuttle buses with StarTrans, one of North America's leading commercial bus manufacturers. Azure is providing StarTrans with the hybrid cab-chassis on which they will assemble their shuttle bus body at their manufacturing facilities in Indiana. When fully assembled, the Azure/StarTrans G1 hybrid electric shuttle bus ("Citibus") will be compliant with the United States' "Buy America" program. After required testing, which is expected to be completed by the end of July, we anticipate the bus will be eligible for the Federal Transit Administration's funding for bus purchases under CMAQ. The first nine Citibuses are scheduled for delivery in mid 2007 and 12 StarTrans distributors will be actively marketing the product through a channel network that covers approximately 70% of our targeted shuttle bus market in the U.S. and Canada.
- Agreement with Kidron, a leading U.S. supplier of truck bodies and trailers for refrigerated and dry cargo, for our LEEP system for their refrigerated truck body segment. Our LEEP system delivers significant improvements in fuel economy and emission levels for refrigerated trucks. The development cycle of the LEEP system is expected to be relatively short and in production by the second-half of 2007.
- Subsequent to the end of the year, in April, we signed a supply agreement with Electro Autos Eficaces of Mexico for 1,000 electric vehicle systems for Mexico City's municipal automobile fleet. This agreement is valued at more than CDN$7.0 million. Our drive systems will be integrated into the Nissan Tsuru platform as part of Mexico City's initiative to improve air quality and general health and quality of life in the city. Mexico City currently operates more than 25,000 Nissan Tsurus to conduct government affairs throughout the city. Converting the first 1,000 Tsurus of the existing fleet into electric vehicles demonstrates Mexico City's commitment to reducing vehicular greenhouse

gas emissions. On May 8, 2007 at the EV International Forum in Mexico City, the Mayor of Mexico City announced he intended to convert the balance of the fleet to electric over the next five years. The agreement also includes the potential for Azure to supply a broad range of electric and hybrid electric drive systems and components for various other vehicle applications in Mexico.

- In May, we reached an agreement with FedEx Express, a subsidiary of FedEx Corp. (NYSE: FDX) to develop gasoline parallel hybrid-electric powertrains for their delivery fleet. Under terms of the agreements, Azure will supply a parallel hybrid-electric test vehicle to FedEx Express for the Ford E-450 hybrid commercial delivery van development program. Once the development phase is completed, FedEx Express has committed to purchase a minimum of 20 pre-production parallel hybrid-electric Ford E-450 delivery vans to be delivered by May 2008.

### Corporate

In April 2007, I resigned as CEO to become Chairman of the Board. With the transition to a commercial enterprise well under way late last year, the Board and I began a search for a CEO with the necessary experience, skills and knowledge required to manage the company's burgeoning production and its attendant supply chain and partnering opportunities. Scott Harrison was the Boards' unanimous choice to become our new CEO. Scott has extensive production and supply chain experience with both new and established products within the automotive industry. He is the ideal leader to advance our ongoing product development and commercialization programs. He comes to Azure from Hayes Lemmerz, a US$2.0 billion per annum Tier 1 auto supplier, where he was Group President responsible for two global businesses.

I would like to note the significant contribution that has been made by two retiring Board members, Tom Davidson and Roberto Quarta. Tom Davidson, Azure's former Chairman, has served on our Board since 2001. He has made a valued contribution in a variety of ways over that period and I thank him for his efforts and guidance. Roberto Quarta contributed a truly international perspective to our meetings as well as his direct experience as a Chairman of a Tier 1 supplier. I am grateful for his insight and advice over the past three years.

In early May 2007, James J. Padilla, former President and COO of Ford was appointed to Azure's Board of Directors. With over 40 years experience in the automotive industry, his advice and wisdom will be invaluable to our company. Not only does Mr. Padilla understand the inner workings and culture of Ford, one of our most important strategic partners, but he also has extensive experience as a director of automotive engineering and manufacturing. We look forward to benefiting from Jim's strategic input and guidance as we advance the commercialization of our core products.

### Looking Ahead

Supported by our strong product platform, key industry relationships, capital resources, and a new CEO, we will continue to accelerate penetration into our target markets. Our focus will be on our production capabilities for our core products, driving sales and marketing programs through our enhanced distribution channels and growing our revenue from both existing and new customers for our G1, P1, Electric and LEEP markets.

Our recent agreement with FedEx confirms the leading role Azure has achieved in the development of electric and hybrid electric systems for commercial vehicles. FedEx, along with Azure's critical first customer, Purolator Courier, are leading the way to less fuel consumption, substantial emissions reductions and better economic returns through the adoption of hybrid electric technology.

In conclusion, I would like to recognize the dedicated efforts and significant contribution of all our employees and management in supporting the commercialization of our leading edge technology. On behalf of the management team at Azure Dynamics and our dedicated employees, we would like to thank our shareholders for their continuing support. We look forward to reporting on our continued progress in delivering value to our stakeholders in the year ahead.

Sincerely,

D. Campbell Deacon
Chairman of the Board
May 15, 2007

# MANAGEMENT'S DISCUSSION AND ANALYSIS

Year Ended December 31, 2006 ("2006") compared to the Year Ended December 31, 2005 ("2005")

*This "Management's Discussion and Analysis" has been prepared as of March 21, 2007 and should be read in conjunction with the audited consolidated financial statements of the Company for the year ended December 31, 2006 the "Financial Statements").*

## Forward-Looking Statements

This MD&A contains forward-looking statements related to Azure's financial and other projections, expected future plans, events, financial and operating results, objectives and performance, as well as underlying assumptions, all of which involve risks and uncertainties. When used in this MD&A, the words "believe", "anticipate", "intend", "estimate", "expect", "project" and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such words. These statements reflect management's current belief and are based on information currently available to Azure's management and are subject to certain risks, uncertainties and assumptions. Actual results may differ materially from management expectations as projected in such forward-looking statements for a variety of reasons and no assurances can be given as to actual future results, performance or prospects. Factors that may cause such differences include, but are not limited to, the early stage of development of the Company; a lack of product revenues and a history of losses; the need for additional financing; uncertainty as to commercial viability; uncertainty as to product development and commercialization milestones being met; uncertainty as to the market for the Company's products and unproved acceptance of the Company's technology; competition; uncertainty as to target markets; dependence upon third parties; changes in environmental policies; uncertainty as to patent and proprietary rights; availability of management and key personnel; available regulatory approvals and conflicts of interest by directors and officers of the Company. More detailed information about these and other factors that could affect Azure's operations or financial results are included in Azure's filings with Canadian securities regulatory authorities. Azure does not assume any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. Because of these risks, uncertainties and assumptions, readers should not place undue emphasis on Azure's forward-looking statements.

## Business Strategy of the Company and Overall Performance

Azure Dynamics Corporation ("Azure" or the "Company") has developed proprietary hybrid vehicle technology for the light to heavy duty commercial vehicle category (the "Technology"). Azure has expertise in the areas of vehicle controls software, power electronics, electric machine design, vehicle systems engineering and vehicle integration. The principal business of Azure is the supply of hybrid electric vehicle ("HEV") and electric vehicle ("EV") control and powertrain systems. The Company also has an established portfolio of proprietary component products that complement its core technical skills and makes use of an extensive industry supplier base to offer complete powertrain solutions to its target market.

Target markets include urban delivery, postal, courier, taxi and shuttle bus applications. Over the past five years, the Company has primarily been engaged in the development and testing of its Technology. Certain of the Company's products are now generating commercial revenues while other products are in the development stage. In production, Azure does not intend to be the ultimate manufacturer of components or assembler of powertrain systems. Rather, the Company uses the supply capacity that exists within the commercial and military vehicle industries to assemble products to its specifications which are then distributed via existing industry channels to the customer.

Azure's strategy is to closely align product development and sales efforts with industry partners (Original Equipment Manufacturer's, component suppliers, and customers). By aligning with industry leaders, Azure can gain access to product development support and established distribution networks thereby accelerating the penetration of its hybrid electric products into the commercial vehicle markets. During 2006, the Company concluded arrangements with Ford Motor Company ("Ford") and StarTrans (a business division of Supreme Corporation) that provide industry alignment and have therefore facilitated a concentration of the Company's efforts around its core programs for series (G1) and parallel (P1) delivery vans and shuttle buses.

### *G1 (series hybrid) production:*

The G1 product is now commercially available in delivery van and shuttle bus form. This product is specifically designed for inner-city use and is highly suitable for urban delivery vans and shuttle buses which both have a demanding drive-cycle. As the product is essentially through the development stage, Azure's focus is on sales growth and the infrastructure required to support the execution of sales orders. Key partners in the G1 series production include Workhorse Custom Chassis (part of the International Group) for the chassis platform, Product Concepts Inc. ("PCI") of Union City, Indiana for the hybrid chassis modification, StarTrans for the shuttle bus modification and distribution channels, and Purolator Courier Ltd. as the lead customer for commercial delivery vans.

During the year, a total of 40 production G1 series hybrid electric powered chassis were built. Thirty of these units were fitted with delivery van bodies under the terms of the agreement with Purolator. These units are being placed into delivery service in March and April 2007 bringing the total fleet of Azure vehicles in operation by Purolator to 49 units. The remaining 10 hybrid chassis are being used to build hybrid shuttle buses.

The Company considers the shuttle bus application to be ideal for the adoption of its G1 technology as they typically operate in high-usage, high-mileage drive cycles and can be eligible for capital subsidies. On August 17, 2006, the Company announced it had signed a supply agreement for the production of hybrid shuttle buses with StarTrans. Under the terms of the agreement, Azure will provide StarTrans with G1 hybrid chassis on which StarTrans will assemble their shuttle bus body at its manufacturing facilities in Goshen, Indiana. The first StarTrans G1 shuttle bus (the CitiBus Hybrid Senator HD "CitiBus") was completed in October 2006 and unveiled at the North American Buscon trade show in Chicago. The CitiBus product line will be compliant with the United States' Buy-America program and, after testing, will also be eligible for the Federal Transit Administrations funding for bus purchases. The first nine customer units are scheduled for delivery in the first half of 2007 which is also when on-line production capacity is anticipated to be established at StarTrans. Azure has signed up twelve StarTrans bus distributors across North America and therefore has access to a distributor network covering approximately 70% of the targeted shuttle bus market in the U.S. and Canada.

### *P1 (parallel hybrid) development:*

The agreement to develop a parallel hybrid powertrain on the Ford chassis platform, announced on October 5, 2006, is significant for the Company in that it provides Azure with an avenue to achieve rapid penetration of the volume market for commercial vehicles in North America. The P1 product is expected to have wider application than the G1 series product and is intended to address the broader, higher-volume markets.

During 2006, the Company completed a number of concept P1 parallel hybrid vehicles for commercial and military applications. As a result of the Ford agreement, Azure's commercial P1 development program is now focused on the Ford E-350 and E-450 commercial vehicle chassis. Ford is providing technical support to the program and therefore the Company expects that the process to integrate the hybrid system with the engine and transmission will be facilitated. All applicable design and testing experience from Azure's existing P1 program, including the practical experience gained from the prototypes built over the past year, has been carried over to the Ford platform. The Company is currently evaluating and testing next-generation prototypes. Demonstration prototypes will be scheduled for customer in-service trials in mid-2007. Thereafter, a quantity of pre-production units for lead customers is anticipated to be built commencing in late-2007, with full production commencing in 2008. It is intended, subject to formal agreement, to distribute the hybridized chassis through Ford's distribution channels.

During the year, the Company substantially completed two funded military programs, the AM General High Mobility Multipurpose Wheeled Vehicle ("HMMWV") integrated with a third generation Auxiliary Power Distribution System ("APDS") and a ground-support aviation APDS developed for the U.S. Air Force. Both of these programs will require minimal future support from Azure.

With the G1 and P1 products/programs, it is Management's view that the Company can make significant inroads into its addressable market thereby building a sustainable business. As the effort required to successfully commercialize these products will likely absorb Azure's engineering and operational resources for the foreseeable future, the Company is curtailing all other activities that are not associated with production programs. The discussion of other product development provided below therefore provides historical context of other activities that occurred in 2006 as well as highlights some development activities that have the potential to become production programs in the future.

### *Other product development:*

During 2006, the Company advanced the development of two product lines that have the potential to develop into major revenue sources – the P2 parallel hybrid system and the Low Emission Electric Power system ("LEEP").

The P2 parallel hybrid system is suitable for larger delivery vans and buses (Class 7 and 8). The Company updated its existing design and built second-generation prototypes. Two delivery trucks were delivered to the Charmer-Sunbelt Group ("Charmer-Sunbelt") in October 2006 and are being evaluated in-service. The Company will only actively pursue the development of the P2 system when development program partners and engineering resources are identified and available.

The LEEP product (formerly referred to as Under-The-Hood) was developed as a result of Azure's participation in several military programs. Essentially the term LEEP covers all systems whereby clean electric power is generated off the vehicles power sources to be used in auxiliary and export power applications. Azure signed a Memorandum of Understanding with Kidron, a division of VT Specialized Vehicles Corporation, on September 12, 2006 for the branding, marketing and sale of Azure's LEEP systems throughout the North American refrigerated truck body segment. Kidron has committed to provide a base vehicle to Azure by mid-March 2007. After a short conceptual evaluation of the base vehicle and proposed LEEP system, it is expected that formal contracts will be concluded and the application program will commence. As the development cycle is expected to be relatively short, the LEEP system could be in production by the second half of 2007.

During the year, the Company continued the development work on the contract to supply power electronics and drive systems to DRS Sustainment Systems, Inc. ("DRS") for integration into a HMMWV Chemical Biological Protective Shelter ("CBPS-M2") system. Azure developed advanced power electronics for the CBPS-M2 contract, such as inverters, converters and under-the-hood export power components which DRS integrated into the CBPS-M2. Work on this program was halted late in the year upon receiving a stop work notice from DRS. Azure was subsequently advised that their portion of the contract was terminated as a result of the U.S. Government's decision to abandon the HMMWV in favour of more heavily armoured vehicle platforms. Prior to the year end, the Company reached an agreement on its contract claim with DRS. The claim was settled at CDN$5.7 million (US$4.9 million) which represents the value of Azure's contribution to the CBPS-M2 program in 2006 as well as related contract closure matters. Azure has already received CDN$2.5 million in cash through contract progress billings in 2006 and the balance of the cash ($3.2 million) is expected to be received in early 2007 upon execution of contracts. The Company has no additional obligations under this contract.

Azure continued its collaboration with Smith Electric Vehicles ("Smith"), part of the Tanfield Group of companies in England, to update Smith's electric vehicle offering based on powertrain technology supplied by Azure. Initial deliveries of product have been made under the terms of the supply agreement entered into in 2005 but volume levels have been disappointing and Smith has shifted its market focus to new products outside the scope of the supply agreement with Azure. The Company has a number of products to serve the electric vehicle market and will continue to pursue market opportunities in conjunction with suitable industry partners.

Azure and GKN, a tier 1 supplier to the automotive industry with operations worldwide, built a proof-of-concept hybrid Ford Transit Van in 2006 which is being used as a research and marketing tool in the United Kingdom.

In the execution of its strategy, the Company is actively seeking to establish strategic industry relationships. It is the Company's intent to have recognized industry OEM partners and lead customers for each of its production or development programs (as is the case for G1 and P1). By aligning itself with organisations like Ford or StarTrans the Company gains a higher profile for its products in the respective market categories and access to established distribution networks within those markets. It is also Management's view that gaining access to a Corporate level industry partner can help accelerate the commercialization of its Technology and also enhance the execution of the commercialization process. Therefore, a strategic committee of the Board of Directors was formed during the year and is tasked with finding suitable strategic partners and with leveraging the strategic value of the Company's asset base. By gaining access to one or more industry partners the Company believes it can:

- accelerate and/or expand market penetration of the Company's technology and products, not only within its target markets but also in the markets served by potential partners;
- provide procurement, logistics and production related expertise and infrastructure; these skills are not inherent in the Company's core competencies but are essential to achieve rapid and reliable delivery of quality products to customers;
- provide an after-market service network that can help assure customer satisfaction, mitigate warranty expenses, and effectively capture value from the service business.

Evaluation of the Company's options is ongoing, and the committee and its advisors are engaged in discussions with various parties.

The 2006 financing initiatives, resulting in net $31.9 million in new financings, combined with monies raised in 2005 have enabled the Company to move forward with its development and commercialization activities. The total number of employees increased from 109 at the end of fiscal 2005 to 112 at December 31, 2006. The Company occupies facilities in Vancouver (18,000 square feet), Boston (77,000 square feet) and Kenilworth, England (5,000 square feet). The Company has also established a service and support centre in Mississauga, Canada. The Company considers that its various facilities are suitable to meet the foreseeable requirements for engineering, workshop, test, and administrative accommodations. Additional test and workshop equipment has been acquired to enable the execution of program development and customer deliverables and the Company has implemented an enterprise resource planning ("ERP") system to support all its operations.

## CRITICAL ACCOUNTING ESTIMATES

The consolidated financial statements are prepared in accordance with Canadian GAAP, which require management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements. The Company has identified the policies below as critical to the business operations and an understanding of the results of the business operations. The application of these and other accounting policies are described in note 2 to the consolidated financial statements. The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities at the date of the statements, and the reported amounts of revenue and expenses during the reporting period. There can be no assurance that actual results will not differ from those estimates.

### *Revenue Recognition*

Certain product lines within Solectria (acquired in January 2005 – see note 3 to the Financial Statements) are no longer considered development stage. Therefore the Company recognizes revenues on the sales of those products at the point of shipment, provided that the Company has evidence of an arrangement, the fee is fixed and determinable, delivery has occurred, title and risk of loss have passed to the customer, and collectability is reasonably assured.

In addition, the Company recognizes revenues on long-term engineering contracts using the percentage of completion method. The revenue recognized is determined based on the total contract value and the percentage of the contract estimated completed at the end of the reporting period. Because of inherent uncertainties in estimating the costs to complete contracts in progress, it is possible that the estimates used will change within the near term. Changes in estimated job profitability are accounted for as changes in estimates in the current period. Where applicable, the entire amount of future estimated losses on contracts in progress are recognized when they become known.

### *Warranty Provision*

The Company generally warranties its products against defects and workmanship for a period of one to three years from the date of shipment, subject to certain guidelines and exclusions. A provision has been established for this warranty obligation. In establishing the accrued warranty liability, management has estimated the likelihood that products sold will experience warranty claims and the estimated costs to resolve the claims received, taking into account the nature of the product and the past and projected claims experience with the products. Should these estimates prove to be incorrect, the Company may incur costs different from those provided for in the warranty provisions.

### *Inventory Provision*

In establishing the appropriate provision for inventory obsolescence, management estimates the likelihood that inventory carrying values will be affected by changes in market demand for the Company's products and by changes in technology, which could make inventory on hand obsolete. The Company performs regular reviews to assess the impact of changes in technology, sales trends and other changes on the carrying value of inventory. Where it is determined that such changes have occurred and will have a negative impact on the value of inventory on hand, appropriate provisions are made. Unforeseen changes in these factors could result in additional inventory provisions being required.

### *Intangible Assets and Goodwill*

As a result of the Solectria acquisition (see note 3 to the Financial Statements), the Company recorded intangible assets and goodwill on the balance sheet. In accordance with Canadian GAAP, the Company does not amortize goodwill. Intangible assets are amortized over periods ranging from two to 10 years. At least annually, management reviews the carrying value of intangible assets and goodwill by segment for potential impairment. If circumstances indicate that impairment in the value of these assets has occurred, the impairment is recorded in the earnings of the current period.

## Operating Results, Cash Flows and Financial Condition

### *Selected Annual information*

(Stated in thousands, except per share amounts)

| Years ended | December 31, 2006<br>$ | December 31, 2005<br>$ | December 31, 2004<br>$ |
|---|---|---|---|
| Revenue | 5,771 | 4,608 | — |
| Net loss | (23,434) | (21,896) | (8,198) |
| Net loss per share | (0.14) | (0.15) | (0.10) |
| Total assets | 56,299 | 47,395 | 17,813 |

### Selected Quarterly information

(Stated in thousands, except per share amounts)

| (in thousands of $) | Q4, 2006<br>(Oct–Dec)<br>$ | Q3, 2006<br>(Jul–Sep)<br>$ | Q2, 2006<br>(Apr–Jun)<br>$ | Q1, 2006<br>(Jan-Mar)<br>$ |
|---|---|---|---|---|
| Revenue | 3,008 | 411 | 1,206 | 1,147 |
| Gross margin | 967 | (166) | 76 | 304 |
| Expenses, net | (5,974) | (8,849) | (4,922) | (4,870) |
| Net loss for the period | (5,007) | (9,015) | (4,846) | (4,566) |
| Net loss per share | (0.03) | (0.05) | (0.03) | (0.03) |
| Weighted average number of Shares | 166,913 | 159,206 | 158,638 | 156,631 |

| (in thousands of $) | Q4, 2005<br>(Oct–Dec)<br>$ | Q3, 2005<br>(Jul–Sep)<br>$ | Q2, 2005<br>(Apr–Jun)<br>$ | Q1, 2005<br>(Jan-Mar)<br>$ |
|---|---|---|---|---|
| Revenue | 965 | 1,134 | 1,525 | 984 |
| Gross margin | 56 | 154 | 272 | 291 |
| Expenses, net | (6,796) | (4,788) | (5,872) | (5,213) |
| Net loss for the period | (6,740) | (4,634) | (5,600) | (4,922) |
| Net loss per share | (0.04) | (0.03) | (0.04) | (0.04) |
| Weighted average number of Shares | 156,116 | 146,291 | 141,203 | 124,892 |

### Results of Operations

For the year ended December 31, 2006, the Company incurred a net loss of $23.4 million ($0.14 per share) compared to a net loss of $21.9 million ($0.15 per share) in the prior year. The Company has continued to invest in the commercialization of its technology. As a result, the overall investment in development costs, and the level of support and infrastructure costs are higher. The primary increase in development expenses in the current year is attributable to the G1 program, which absorbed substantial resources during the year as the delivery van and shuttle bus were readied for commercial production. Increases in engineering, development, and operations expense were partially offset by the settlement of the DRS claim. The impact of the DRS claim on net income in the current year totalled $1.4 million (revenue of $2.7 million net of cost of sales of $1.3 million). For the quarter ended December 31, 2006, the Company incurred a net loss of $5.0 million compared to a net loss of $6.7 million in the prior year. The decrease in the loss in the quarter is primarily attributable to the settlement of the termination claim with DRS which was agreed at the end of December.

The Company employed a total of 112 employees at December 31, 2006 (2005 – 109) in operations in North America and Europe.

Revenue: Revenue for the year ended December 31, 2006 was $5.8 million, compared to $4.6 million in 2005. The revenue in both 2006 and 2005 is attributable to the U.S. operation and is mainly comprised of sales of components, customer engineering contracts (recognized on a percentage of completion basis), and after-sales service support. Early revenues from Canadian and U.K. operations have been set off against development costs in accordance with Canadian accounting standards. The increase in revenues compared to the prior year is primarily related to the increase in activities on the CPBS program with DRS, including the impact to revenue of the claim detailed above. The increase in DRS revenue was partially offset by lower revenues from other funded engineering as these programs tapered off in 2006 as the Company concluded these projects and turned its focus to its core production programs. After considering direct and applicable indirect costs of sales, the gross margin contribution from revenue in the current year was $1.2 million compared to $0.8 million in the prior year (gross margin as percentage of sales was 20% in 2006 versus 17% in 2005). The increase in gross margin contribution in the current year is primarily a result of the increase in revenues and the DRS settlement. Revenue for the quarter ended December 31, 2006 was $3.0 million (gross margin of $1.0 million), compared to $1.0 million (gross margin of $0.1 million) in 2005. The increase in revenue and gross margin in the current quarter is primarily attributable to the DRS settlement.

Engineering, research, development and related costs, net: before customer and government contributions, the Company expended $17.6 million on engineering, research and development operations in the year, compared to $13.2 million in 2005, including $10.8 million which is directly attributable to product development (2005 – $6.4 million). The most significant product development expenditure has been in respect of the Company's G1 platform, which totalled $8.0 million in the year (2005 – $4.9 million). The G1 series hybrid platform was launched commercially in the year with the build of 40 hybrid chassis for use in delivery van and shuttle bus applications. Engineering and development costs were reduced by $4.2 million (2005 – $1.7 million) in respect of government and customer contributions in the year. The level of contributions is comparatively higher in 2006 as the Company recognized $3.0 million of customer contributions related to G1 product compared to $0.4 million in the prior year. Contributions from government agencies were lower compared to the prior year as less of the work undertaken was eligible for support under the terms of the programs. The Company expended $5.1 million before contributions in the fourth quarter of 2006 (2005 – $3.4 million), of which $2.7 million was directly attributable to product development (2005 – $1.5 million). Customer and government contributions were $2.8 million in the quarter (2005 – $0.2 million) primarily due to the G1 program as noted above.

At December 31, 2006, Azure employed 86 research, engineering, operations and technical employees (2005 – 82).

The Company is required to make royalty payments to Technology Partnerships Canada ("TPC"), EnCana and the National Research Council based on future revenues in respect of specified products.

Selling and marketing: Selling and marketing costs were $3.2 million in the year compared to $3.4 million in 2005. The headcount at December 31, 2006 was eight employees (2005 – nine). Selling and marketing costs in the fourth quarter were $0.9 million, compared to $1.1 million in the fourth quarter of 2005. The decrease in the fourth quarter and in the year is headcount related (salaries and other compensation costs).

**General and administrative:** General and administrative costs were $8.4 million in the year compared to $8.2 million in 2005. The increase is primarily attributable to the amortization of intangible assets which were expensed for a full 12 months in 2006, but for only 11 months in the prior year as the intangible assets were attributable to the Solectria acquisition, effective on January 31, 2005. Headcount at December 31, 2006 was 18 (2005 – 18). General and administrative costs in the fourth quarter were $2.8 million, compared to $2.6 million in the fourth quarter of 2005. The increase in the current quarter is primarily attributable to advisory fees related to strategic initiatives and an increase in audit and tax related fees.

**Amortization:** Amortization of property and equipment and other assets was $0.8 million in the year compared to $0.7 million in 2005. The Company purchased assets with a value of $0.8 million in the year ($0.9 million – 2005) mainly in respect of leasehold improvements, tooling, workshop equipment and computer hardware/software. Intangible assets acquired as a result of the U.S. acquisition have been amortized by $1.8 million in the year (2005 – $1.6 million). The increase in the intangible asset amortization is as noted above.

**Foreign currency gains and losses:** Foreign currency losses in the year and in the fourth quarter totalled $89,000 and $82,000 respectively compared to a gain of $22,000 for the prior year and a loss of $17,000 for the fourth quarter of 2005. The currency gains and losses are mainly unrealized gains or losses in respect of foreign currency cash balances held at the financial period end.

## Balance Sheet Discussion

**Cash and cash equivalents:** Cash and cash equivalents at December 31, 2006 were $27.2 million compared to $20.7 million at December 31, 2005, an increase of $6.5 million (2005 – increased by $7.0 million). The increase in the year is primarily derived from net cash inflows from equity financings totalling $31.9 million (2005 – $26.3 million), partially offset by $24.7 million of cash outflows to fund operations (2005 – $18.3 million). The equity financings included a November 2006 public offering ($24.5 million in net proceeds), a November 2006 private placement ($3.3 million in net proceeds), and the November 2006 exercise of over-allotment options associated with the November 2006 public offering ($2.5 million in net proceeds). The balance of the equity financings in the year are related to the exercise of stock options ($1.6 million in net proceeds). The $6.4 million increase in operating cash outflows in 2006 is due to the larger loss from operating activities (by $1.5 million) and an increase in non-cash working capital (by $4.9 million). Operating losses are higher in 2006 as the Company advanced its production programs, including the G1 hybrid chassis which launched into production. The increase in non-cash working capital is primarily attributable to the increase in work-in-process inventory for products expected to be delivered in the first half of 2007, and an increase in accounts receivable in respect of the DRS claim which was outstanding at December 31, 2006. Approximately $0.7 million of the available cash balance is restricted as security for the operating lease in respect of the Boston facility. In the fourth quarter, the Company's cash and cash equivalents increased by $23.4 million compared to a decrease of $3.3 million in the fourth quarter of 2005. The increase in the quarter is primarily derived from the November equity financings described above and the lower net loss in the quarter (lower by $1.7 million), partially offset by the higher non-cash working capital related to the DRS settlement.

**Accounts receivable:** Accounts receivable at December 31, 2006 were $3.4 million compared to $1.0 million at December 31, 2005. The increase in the current year is mainly attributable to the receivable associated with the DRS settlement as noted above.

**Contributions receivable:** Contributions receivable were $1.3 million at December 31, 2006 ($0.6 million at December 31, 2005). The higher balance is attributable to customer contributions receivable of $0.6 million at December 31, 2006 (2005 – $nil).

**Inventory and related prepayments:** Inventory and related prepayments was $3.8 million at December 31, 2006 compared to $2.7 million at December 31, 2005. The increase of approximately $1.1 million is primarily attributable to work-in-process inventory in respect of G1 products expected to be delivered in the first half of 2007.

**Prepaid expenses:** Prepaid expenses at December 31, 2006 were $0.8 million compared to $1.0 million at December 31, 2005.

**Property and equipment:** Net property and equipment was $5.6 million at December 31, 2006 compared to $5.6 million at December 31, 2005. The impact of property and equipment additions of $0.8 million in the year was offset by $0.8 million of amortization. The premises occupied in Boston are leased from a joint venture ("ND Solectria LLC") established with a Boston real estate development company, in which Azure is a 50% owner. The Company's proportionate share (50%) of the fair market value of the joint venture property and equipment is included within this account and was approximately $3.1 million at December 31, 2006.

Other assets: Other assets were $nil at December 31, 2006 (2005 – $61,000). The balance in the prior year related to a note receivable which was repaid in full in the current year.

**Goodwill and other intangibles:** The Company accounted for the acquisition of Azure US using the purchase method, and in accordance with Canadian accounting standards, allocated the purchase price to identifiable assets, including intangible assets. The excess of the purchase price consideration over identifiable assets is recorded as goodwill on the balance sheet ($2.9 million). The Company identified the order book ($0.9 million) and product technology ($12.5 million) as at-acquisition intangible assets and has recorded $2.9 million of amortization against these assets to December 31, 2006.

**Accounts payable and accrued liabilities:** Accounts payable and accrued liabilities were $2.8 million at December 31, 2006 compared to $3.4 million at December 31, 2005. The comparatively higher balance in 2005 was primarily attributable to several high dollar value invoices for materials that remained unpaid at the 2005 year end.

**Customer deposits and deferred revenues:** Current and long-term deferred revenue and customer deposits total $2.0 million at December 31, 2006 (2005 – $2.6 million). The amount is attributable to the U.S. operation and is comprised of customer deposits in respect of work-in-progress ($1.3 million) and $1.0 million in respect of deferred revenue, partially offset by $0.3 million in unbilled revenues. Approximately $0.9 million of the deferred revenue is in respect of a payment received from Singapore Technologies Kinetics Ltd. ("STK") for a license agreement for certain technology that expires in 2020. The license agreement fee is being recognized in revenue over the 17-year duration of the agreement. The decrease in the current year is primarily attributable to the completion of programs in the year where revenue had previously been deferred or deposits had previously been received.

**Notes payable:** The note payable is attributable to the U.S. operation and is the Company's proportionate share of a mortgage on the Boston property owned by ND Solectria LLC, in which the Company has a 50% interest. The note was refinanced in November 2006, is repayable on November 20, 2011, bears interest at a floating rate of the applicable Treasury rate plus 200 basis points and is secured by the mortgaged premises. The lower balance in the year ($2.5 million at December 31, 2006 compared to $2.6 million at December 31, 2005) is attributable to principal repayments made in the year.

Share capital: Share capital at December 31, 2006 was $112.8 million compared to $80.7 million at December 31, 2005.

The number of common shares, warrants, and options issued and outstanding are presented in the following table:

| | March 21, 2007 | December 31, 2006 | December 31, 2005 |
|---|---|---|---|
| Common shares | 198,276,177 | 198,253,101 | 156,134,272 |
| Stock options issued under the Stock Option Plan, with expiry dates ranging up until December 18, 2013 at a weighted average exercise price of $0.92 | 16,661,927 | 16,685,003 | 14,030,914 |

During the period from December 31, 2006 to March 21, 2007, 23,076 options were exercised into common shares.

## Related-Party Transactions

During the prior year, the Company paid $315,000 to a private company controlled by the Chief Executive Officer for remuneration in respect of an employment contract. In 2006, the Company paid the remuneration directly to the Chief Executive Officer.

In November 2003, Solectria entered into a Transfer of Technology and Software Licensing Agreement ("TTA Agreement") with STK. Under the terms of the agreement, STK has a non-exclusive license to use and manufacture specified technology in specified Asian countries. The Company also provided STK with the training necessary for the transfer of the technology. The license expires in November 2020, and is subject to automatic one-year renewals thereafter. The Company received cash consideration for the license and transfer of technology, and for the training in the aggregate amount of US$1.0 million (CDN$1.2 million). As discussed in note 2 to the Financial Statements, revenues resulting from the TTA Agreement are being recognized on a straight-line basis over the period of the agreement. As of December 31, 2006, the Company has deferred revenue associated with the TTA Agreement in the amount of $0.9 million. During the year ended December 31, 2006, revenues recognized by the Company from the sale of products to STK and its related companies and from certain other contractual arrangements amounted to approximately $68,000 (2005 -$137,000). As at December 31, 2006, accounts receivable includes $11,000 due from STK (2005 – $11,000) and customer deposits includes $42,000 received from STK (2005 – $41,000).

## Changes in Accounting Policies

Due to the acquisition of Solectria in January 2005, the Company has reviewed its accounting policy notes and either expanded existing policies or adopted new policies in respect of consolidation, foreign currency translation, revenue recognition, inventory, property and equipment, intangibles, goodwill and variable interest entities. None of the resultant changes have impacted transactions previously recorded by the Company. The impacts of changes in policies on the financial statements arising from the review are explained above in this Management's Discussion and Analysis and in the notes to the Financial Statements.

## Liquidity, Capital Resources, and Risk Factors

At December 31, 2006 the Company had $27.9 million (December 31, 2005 – $21.4 million) in net cash reserves. The Company invests its cash, in accordance with its investments policy, in highly liquid, highly rated financial instruments such as banker's acceptances and term deposits. At December 31, 2006 approximately $0.7 million of cash was restricted as security in respect of the Boston joint venture property and lease arrangements. Working capital was $32.5 million at December 31, 2006 compared to $18.5 million at December 31, 2005. The increase in working capital compared to the prior periods is primarily due to higher cash balances (higher by $6.5 million) and higher non-cash working capital balances. Non-cash working capital has increased by approximately $7.5 million since December 2005. The increase is primarily due to the increases in accounts receivable (due to the DRS claim), contributions receivable (due to the customer receivable from Purolator), inventories (due to the work in process associated with buses to be delivered in early 2007), and decreases in accounts payable (due to the high dollar invoices remaining unpaid at the 2005 year end), deposits and deferred revenue (due to delivery of product in the current year where deposits received had been applied or revenue had already been taken on a percentage of completion basis). The increase was also partially attributable to the refinancing of the note payable related to the Joint Venture owning the Boston facility, in which the Company holds a 50% interest. The entire note payable was classified as short-term in the prior year as the note was repayable in November 2006, whereas after the refinancing, only the payments that are due in the next year are classified as short-term.

The Company has incurred losses since its inception as it has invested in the development of its technology. With the acquisition of Solectria, combined with its existing customer base, the Company is now active in a number of revenue generating programs. The Company continues to incur development costs and has relied on its financing activities to fund its operations. For the year ended December 31, 2006 the Company raised approximately $31.9 million in equity financing, net of issue costs. In addition, Azure is eligible, subject to TPC conditions, to access the maximum grant of up to $9.0 million available under the terms of the TPC contribution agreement. As at December 31, 2006 the Company had claimed approximately $5.9 million in accordance with the terms of the TPC agreement and is therefore eligible for further contributions totalling approximately $3.1 million.

The Company intends to use its cash resources and available financing arrangements to fund ongoing product development and commercialization activities in 2007. The Company is generating revenue and expects the volumes to grow as additional products are brought into production. Additional financing may be required in the future, to allow for the uninterrupted development of its various products through the commercialization stage. The raising of financing to fund operations remains subject to uncertainty and there is no assurance that such financing will be available on commercially reasonable terms.

The Company holds substantially all of its cash at a recognized Canadian national financial institution, and as such is exposed to all of the risks associated with that institution. The Company operates in foreign markets and has foreign subsidiaries and is therefore exposed to foreign currency exchange risk. Azure's operations are subject to all of the risks inherent in the establishment of a new business enterprise – please see Risk Factors – Annual Information Form, dated March 21, 2007 (this document and additional information relating to the Company is available for inspection at www.sedar.com). These risks include the practical risks of implementation and execution of its commercialization strategy (for example, the risk that Azure is delayed in the development of customer product requirements specified in development agreements, or is delayed in the process of establishing the infrastructure required to support its commercialization plans). The addition of Solectria Corporation in January 2005 introduced the risks associated with acquisition integration. Management is of the view that the acquisition integration plan has been satisfactorily implemented. To better manage all risk factors, the Company has a system of reporting and measuring progress towards milestones on a regular basis. The Company has an organization structure commensurate with its growth plans and is implementing an internal control and process system supported by an appropriate ERP system that will encompass all existing engineering/support operations. Management accepts the responsibility of ensuring that control systems and procedures are established and are effective and monitored and is required to report to the Board and its sub-committees on a regular basis on such matters.

## Contractual Obligations and Off-Balance Sheet Arrangements

### *Contractual obligations:*

As at December 31, 2006 the Company had the following contractual obligations and operating lease commitments:

| (Stated in thousands) | | | | Payments due by period | |
|---|---|---|---|---|---|
| Contractual Obligations | Total $ | Less than 1 year $ | 1–3 years $ | 4–5 years $ | After 5 years $ |
| Operating leases[1] | 6,946 | 1,449 | 3,465 | 2,032 | 0 |
| Purchase obligations[2] | 1,086 | 1,086 | 0 | 0 | 0 |
| Total contractual obligations | 8,032 | 2,535 | 3,465 | 2,032 | 0 |

[1] See note 15 to the Financial Statements for details of facility operating leases.

[2] Purchase obligations are agreements to purchase goods or services that are enforceable and legal

### *Off-balance sheet arrangements:*

Pursuant to a contractual agreement with National Research Council Canada, the Company is required to make royalty payments in the event that the Company successfully commercializes its intellectual properties specified in this agreement. The royalty payments, if any, are calculated at a rate of 1% of yearly gross sales earned from its intellectual properties. The obligation to make royalty payments expires at the earlier of January 2011 or when aggregate royalty payments reach $296,000.

Pursuant to a contractual agreement with Technology Partnerships Canada ("TPC"), the Company is required to make royalty payments equal to the greater of 0.28% of yearly gross business revenues or in accordance with a fixed repayment schedule, with repayment amounts ranging from $0.7 million to $1.0 million per year starting in 2008 and totalling $1.3 million, provided that certain minimum sales levels are achieved. The obligation to make royalty payments commences when the minimum sales levels are achieved and continues until the earlier of 2015 or when a cumulative payment ceiling of $20.5 million is reached. On March 23, 2005, the Company entered into a contract amendment with TPC whereby the royalty payment period was extended to December 31, 2020.

Pursuant to a contractual agreement with EnCana Corporation, whereby EnCana sponsored the development of powertrain product, the Company is required to make royalty payments equal to 1% of gross revenue from sales of the powertrain product up to a maximum payment of $1.0 million.

The Company has entered into employment agreements with certain executive directors and officers. In addition to defining the terms of employment, the agreements entitle the executives to termination payments, ranging from one to two year's compensation, and the immediate vesting of all options previously granted, in the event of termination without cause and in some cases in the event of termination due to a change in the control of the Company.

## Other MD&A Requirements

Management has designed disclosure controls and procedures to provide reasonable assurance that material information relating to the Company, including its consolidated subsidiaries, is made known to the Chief Executive Officer and the Chief Financial Officer by others within those entities, particularly during the period in which the annual filings of the Company are being prepared, in an accurate and timely manner in order for the Company to comply with its continuous disclosure and financial reporting obligations and in order to safeguard assets. Management has concluded that the Company's disclosure controls and procedures, as of the end of the period covered by the annual filings, are effective in providing reasonable assurance that material information is accumulated and disclosed accurately. Consistent with the concept of reasonable assurance, the Company recognizes that the relative cost of maintaining these controls and procedures should not exceed their expected benefits. As such, the Company's disclosure controls and procedures can only provide reasonable assurance, and not absolute assurance, that the objectives of such controls and procedures are met.

The Corporation's financial reporting procedures and practices have enabled the certification of Azure Dynamics' annual filings in compliance with Multilateral Instrument 52-109 "Certification of Disclosure in Issuers' Annual and Interim Filings". Management has designed such internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements and other annual filings in accordance with Canadian Generally Accepted Accounting Principles, except as noted below.

Given the size of the Company, the evaluation of the design of internal controls over financial reporting for the Company resulted in the identification of the following weaknesses:

- Management is aware that due to its relatively small scale of operations there is a lack of segregation of duties due to a limited number of employees dealing with accounting and financial matters. However, management has concluded that considering the employees involved and the control procedures in place, including management and Audit Committee oversight, risks associated with such lack of segregation are not significant enough to justify the expense associated with adding employees to clearly segregate duties.
- Management is aware that in-house expertise to deal with complex taxation, accounting and reporting issues may not be sufficient. The Company requires outside assistance and advice on new accounting pronouncements and complex accounting and reporting issues, which is common with companies of a similar size.

There have been no significant changes to the Company's internal control over financial reporting that occurred during the most recent interim period that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

## Additional Information

Additional information regarding Azure, including its Annual Information Form, can be found on SEDAR at www.sedar.com.

## AUDITORS' REPORT

To the Shareholders of Azure Dynamics Corporation:

We have audited the consolidated balance sheets of Azure Dynamics Corporation (a development stage enterprise) as at December 31, 2006 and 2005 and the consolidated statements of operations and deficit, and cash flows for the years then ended and for the period from inception to December 31, 2006. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2006 and 2005 and the results of its operations and its cash flows for the years then ended and for the period from inception to December 31, 2006 in accordance with Canadian generally accepted accounting principles.

BDO Dunwoody LLP

Toronto, Ontario
March 6, 2007

## AZURE DYNAMICS CORPORATION (A Development Stage Enterprise)
## CONSOLIDATED BALANCE SHEETS

(Stated in Thousands)

| As at | December 31, 2006 $ | December 31, 2005 $ |
|---|---|---|
| **ASSETS** | | |
| **Current** | | |
| Cash and cash equivalents *(Note 6)* | 27,192 | 20,721 |
| Accounts receivable | 3,394 | 1,004 |
| Contributions receivable *(Note 14)* | 1,274 | 597 |
| Inventory and related prepayments *(Note 7)* | 3,821 | 2,696 |
| Prepaid expenses | 831 | 980 |
| | 36,512 | 25,998 |
| **Restricted cash** *(Note 6)* | 699 | 698 |
| **Property and equipment** *(Note 8)* | 5,614 | 5,573 |
| **Other assets** | — | 61 |
| **Intangible assets, net of amortization** *(Note 9)* | 10,542 | 12,133 |
| **Goodwill** *(Note 3)* | 2,932 | 2,932 |
| | 56,299 | 47,395 |
| **LIABILITIES AND SHAREHOLDERS' EQUITY** | | |
| **Current** | | |
| Accounts payable and accrued liabilities | 2,814 | 3,403 |
| Customer deposits & deferred revenue | 1,046 | 1,574 |
| Current portion of notes payable *(Note 4)* | 212 | 2,558 |
| | 4,072 | 7,535 |
| **Long-term** | | |
| Deferred revenue | 943 | 1,038 |
| Notes payable *(Note 4)* | 2,294 | — |
| | 3,237 | 1,038 |
| **Shareholders' equity** | | |
| Share capital *(Note 12)* | 112,803 | 80,701 |
| Contributed surplus *(Note 12)* | 3,816 | 2,316 |
| Deficit | (67,629) | (44,195) |
| | 48,990 | 38,822 |
| | 56,299 | 47,395 |

Approved on behalf of the Board:

D. Campbell Deacon, Director

Dennis A. Sharp, Director

*The accompanying notes are an integral part of these consolidated financial statements.*

## AZURE DYNAMICS CORPORATION (A Development Stage Enterprise)
## CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

(Stated in Thousands)

| | For the years ended December 31 | | Cumulative |
|---|---|---|---|
| | 2006<br>$ | 2005<br>$ | Since Inception<br>$ |
| **Revenues** | 5,771 | 4,608 | 10,379 |
| **Cost of sales** | 4,590 | 3,835 | 8,425 |
| **Gross Margin** | 1,181 | 773 | 1,954 |
| **Expenses** | | | |
| Engineering, research, development and related costs, net | 13,466 | 11,443 | 34,033 |
| Selling and marketing | 3,171 | 3,360 | 10,262 |
| General and administrative | 8,376 | 8,178 | 26,515 |
| **Total expenses** | 25,013 | 22,981 | 70,810 |
| **Loss from operations** | (23,832) | (22,208) | (68,856) |
| Interest and other income, net | 487 | 290 | 1,328 |
| Foreign currency gains (losses) | (89) | 22 | (101) |
| **Net loss for the period** | (23,434) | (21,896) | (67,629) |
| Deficit – Beginning of period | (44,195) | (22,299) | — |
| **Deficit – End of period** | (67,629) | (44,195) | (67,629) |
| **Loss per share – basic** | (0.14) | (0.15) | |
| Weighted average number of shares – basic* | 164,130 | 142,224 | |

*No fully diluted earnings per share have been disclosed, as these would be antidilutive.

*The accompanying notes are an integral part of these consolidated financial statements.*

## AZURE DYNAMICS CORPORATION (A Development Stage Enterprise)
## CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31, 2006 and 2005

(Stated in Thousands)

| | For the years ended December 31 | | Cumulative |
|---|---|---|---|
| | 2006<br>$ | 2005<br>$ | Since Inception<br>$ |
| **Cash flows from operating activities** | | | |
| Net loss for the period | (23,434) | (21,896) | (67,629) |
| Adjustments for: | | | |
| Amortization of property and equipment and other assets | 780 | 661 | 2,275 |
| Amortization of intangible assets | 1,749 | 1,591 | 3,340 |
| Unrealized foreign currency gains/(losses) | (245) | 170 | (75) |
| Accretion expense on convertible debentures | — | — | 74 |
| Amortizaton of deferred financing costs | — | — | 88 |
| Lease termination | — | — | 458 |
| Common shares issued in exchange for services | — | — | 78 |
| Stock option compensation expense | 1,696 | 1,618 | 3,943 |
| | (19,454) | (17,856) | (57,448) |
| Changes in non-cash working capital items *(note 16)* | (5,232) | (362) | (6,761) |
| Movement due to exchange impact | (24) | (76) | (100) |
| **Total Cash flows from operating activities** | (24,710) | (18,294) | (57,448) |
| **Cash flows from financing activities** | | | |
| Issuance of common shares (net of costs) | 31,905 | 26,287 | 92,349 |
| Alternative Investment Market listing costs | — | — | (1,000) |
| Capital Assurance Agreement costs | — | — | (965) |
| Convertible debentures funds received (net of costs) | — | — | 2,009 |
| Issuance of special warrants | — | — | 3,500 |
| Repayment of obligations under capital lease | — | — | (27) |
| Repayment of long-term debt | — | — | (50) |
| Principal payments on notes payable | (54) | (42) | (96) |
| Movement due to exchange impact | 4 | (374) | (370) |
| **Total Cash flows from financing activities** | 31,855 | 25,871 | 95,350 |
| **Cash flows from investing activities** | | | |
| Acquisition of property and equipment | (820) | (864) | (3,087) |
| Acquisition of other assets | (97) | (71) | (863) |
| Changes in Restricted Cash | — | (698) | (698) |
| Cash acquired from acquisition of subsidiary, net of costs | — | 365 | 365 |
| Changes in loans to employees | — | — | 92 |
| Movement due to exchange impact | 238 | — | 238 |
| **Total Cash flows from investing activities** | (679) | (1,268) | (3,953) |
| Increase in cash and cash equivalents | 6,466 | 6,309 | 33,948 |
| Exchange impact on cash held in foreign currency | 5 | 99 | 104 |
| Cash and cash equivalents, beginning of period | 20,721 | 14,313 | — |
| **Cash and cash equivalents, end of period** | 27,192 | 20,721 | 34,052 |

*The accompanying notes are an integral part of these consolidated financial statements.*

# NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2006 and 2005

## 1 Nature of Operations and Basis of Presentation

Azure Dynamics Corporation (the "Company") or ("ADC") is incorporated under the laws of Alberta. The Company is a development stage enterprise, involved in the development and supply of electric and hybrid electric powertrains and vehicle control systems for commercial vehicle and military applications.

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles on a going concern basis which presumes the realization of assets and discharge of liabilities in the normal course of business for the foreseeable future. There are additional development stages to be completed before the marketability, if any, of the Company's technology can be determined. While the Company has derived limited revenue from the performance of development projects and from the sale of components to third parties, its ability to continue operations is uncertain and dependent upon the successful completion of technical development of the technology, obtaining additional financing and achieving profitable operations. The outcome of these matters cannot be predicted at this time. These consolidated financial statements do not include any adjustments to the amounts and liabilities that might be necessary should the Company be unable to continue in business.

## 2 Significant Accounting Policies

The consolidated financial statements of the Company have been prepared by management in accordance with Canadian generally accepted accounting principles. The preparation of consolidated financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates. The consolidated financial statements have, in management's opinion, been properly prepared using careful judgment with reasonable limits of materiality and within the framework of the significant accounting policies summarized below.

a) **Consolidation**

The consolidated financial statements include the accounts of the Company and of its wholly owned subsidiaries since the date of acquisition. The Company has four wholly owned subsidiaries; Azure Dynamics Inc., which is incorporated under the Canada Business Corporations Act ("CBCA"); Azure Dynamics Corporation of America (inactive) and Azure Dynamics Incorporated, both of which are incorporated under the laws of the state of Delaware, U.S.A.; and Azure Dynamics Limited, which is incorporated under the laws of England and Wales. Business acquisitions are accounted for using the purchase method. Investments in joint ventures are accounted for using the proportional consolidation method. All transactions within the subsidiaries have been eliminated upon consolidation.

b) **Revenue recognition**

Certain product lines within Solectria (acquired in January 2005 – see note 3) are no longer considered development stage. Therefore the Company now recognizes revenues on the sales of those products at the point of shipment, provided that the Company has evidence of an arrangement, the fee is fixed and determinable, delivery has occurred, title and risk of loss have passed to the customer, and collectibility is reasonably assured.

In addition, the Company recognizes revenues on long-term engineering contracts within these product lines using the percentage of completion method. The revenue recognized is determined based on the total contract value and the percentage of the contract estimated completed at the end of the reporting period. Because of inherent uncertainties in estimating the costs to complete contracts in progress, it is possible that the estimates used will change within the near term. Changes in estimated job profitability are accounted for as changes in estimates in the current period. Where applicable, the entire amount of future estimated losses on contracts in progress are recognized when they become known.

The Company also recognizes revenues related to a technology and software licensing agreement *(see note 10)*. The agreement provided for non-refundable payments which are being recognized in revenue on a straight-line basis over the period of the license agreement.

Revenues earned from product lines that are considered in the development stage are reflected as a reduction of the related research and development costs.

Customer deposits and deferred revenue primarily represent fees paid by customers in advance of products being shipped, contract revenue recognized, and the license agreement referred to in note 10.

c) **Research and development costs**

Research costs are expensed in the year incurred. Development costs are expensed in the year incurred unless the Company believes a development project meets generally accepted criteria for deferral and amortization. No development costs have been deferred to date.

Reimbursements of eligible costs pursuant to government assistance programs are recorded as a reduction of research and development costs when the related costs have been incurred. Claims not settled by the balance sheet date are recorded as "Contributions receivable" on the consolidated balance sheets. The determination of the amount of the claim, and hence the receivable amount, requires management to make calculations based on its interpretation of eligible expenditures in accordance with the terms of the programs. The reimbursement claims submitted by the Company are subject to review by the relevant government agencies. Although the Company has used its best judgment and understanding of the related program agreements in determining the receivable amount, it is possible that the amounts could increase or decrease by a material amount in the near term dependent on the review and audit by the government agency.

The government assistance programs typically incorporate repayment provisions that are contingent upon future trigger-events. In these cases, a repayment liability is recorded when the event occurs or it is considered more likely than not that the event will occur. With respect to repayments in the form of future royalty payments based on sales levels achieved, the liability – which will be recorded as related revenues – is are recognized by the Company.

d) **Investment tax credits**

The benefits of investment tax credits for scientific research and development expenditures are recognized in the year the qualifying expenditure is made provided there is reasonable assurance of recoverability. The investment tax credit reduces the carrying cost of expenditures for capital assets and research and development expense. Since becoming a public company, the Company is no longer eligible to receive cash refunds from the investment tax credit program – all past investment tax credits receivable in cash have been collected. Since becoming a public company, investment tax credits earned are being carried forward to reduce future federal taxes payable. These investment tax credits have not been recorded as their ultimate utilization is uncertain.

## 2 Significant Accounting Policies (cont'd)

**e) Cash and cash equivalents**

The Company considers bank balances (including temporary bank overdrafts) and all highly liquid instruments purchased with an original maturity of three months or less to be cash equivalents.

**f) Inventory and related prepayments**

Inventory is comprised of product, spare parts, product components and materials held for resale or use in the Company's product development activities or customer projects and include prepayments made for components on order. Work in progress inventory is comprised of material, labour and a portion of overhead costs relating to in-progress customer and internal orders. Inventory is valued at the lower of cost or net realizable value.

**g) Accrued warranty liabilities**

The Company generally warranties its products against defects and workmanship for a period of one to three years from the date of shipment, subject to certain guidelines and exclusions. A provision has been established for this warranty obligation. In establishing the accrued warranty liability, management has estimated the likelihood that products sold will experience warranty claims and the estimated costs to resolve the claims received, taking into account the nature of the product and the past and projected claims experience with the products.

**h) Property and equipment**

Property and equipment assets are recorded at cost, less accumulated amortization. Amortization is provided on a straight-line basis over the estimated useful lives of the assets as follows:

| | |
|---|---|
| Workshop equipment | 5 years |
| Computer software | 2 to 3 years |
| Computer hardware | 3 years |
| Tooling | 3 to 5 years |
| Office furniture and equipment | 5 years |
| Automotive | 3 to 5 years |
| Leasehold improvements | 1 to 12 years |

The building (see note 4) is amortized on a 3% declining balance methodology.

The Company tests long-lived assets for recoverability when events or changes in circumstances indicate that their carrying amount may not be recoverable. Circumstances which could trigger a review include, but are not limited to: significant decreases in the market price of the asset; significant adverse changes in the business climate or legal factors; the accumulation of costs significantly in excess of the amount originally expected for the acquisition or construction of the asset; current period cash flow or operating losses combined with a history of losses or a forecast of continuing losses associated with the use of the asset; and a current expectation that the asset will more likely than not be sold or disposed of significantly before the end of its previously estimated useful life.

Recoverability is assessed based on the carrying amount of the asset and the sum of the undiscounted cash flows expected to result from the use and the eventual disposal of the asset or asset group. An impairment loss is recognized when the carrying amount is not recoverable and exceeds the fair value of the asset or asset group. The impairment loss is measured as the amount by which the carrying amount exceeds fair value.

**i) Other assets**

Other assets of $61,000 at December 31, 2005 are related to a note receivable. The note was repaid in full during the current year.

j) **Intangible assets**

Intangible assets include the fair value of identifiable intangible assets acquired in a purchase business combination. The customer order backlog asset is amortized as the underlying orders are executed. Amortization of the product technology asset is provided on a straight-line basis over the estimated useful life of 10 years. The costs of acquiring and applying for patents, trademarks and licensed technology are capitalized and amortized on a straight-line basis over their estimated useful lives of five years. The costs of acquiring and applying for patents, trademarks and licensed technology costs do not necessarily reflect present or future values and the ultimate amount recoverable will be dependent upon the successful development and commercialization of products based on these intellectual properties. Management reviews the intellectual properties for impairment whenever events or changes in circumstances indicate that full recoverability is questionable. Management measures any potential impairment by comparing the carrying value to the undiscounted amounts of expected future cash flows.

k) **Goodwill**

Goodwill represents the excess of purchase price over the fair value of identifiable assets acquired in a purchase business combination. Goodwill is not amortized but is subject to annual fair value impairment tests or is adjusted if changes in circumstances indicate that the carrying value may not be recoverable.

l) **Variable interest entities**

Effective January 1, 2005, the Company adopted Accounting Guideline 15 – Consolidation of Variable Interest Entities ("AcG 15"). This guideline requires the consolidation of certain variable interest entities ("VIE") for annual or interim periods beginning on or after November 1, 2004. The Real Estate Joint Venture that is described in note 4 is by definition a VIE. The Company has assessed the impact of AcG 15 and determined that the Company is not the primary beneficiary of the variable interest entity and accordingly, the implementation of AcG 15 has not had any impact on the consolidated audited financial statements.

m) **Financial instruments**

The Company carries a number of financial instruments. Unless otherwise indicated, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair values of these financial instruments approximate their carrying values, unless otherwise noted.

n) **Foreign currency translation**

Monetary assets and liabilities of integrated operations that are not denominated in Canadian dollars are translated at the rate of exchange prevailing at the period end, while revenues and expenses are translated at average rates of exchange during the period. Exchange gains and losses arising on the translation of the accounts are included in consolidated earnings. Non-monetary items are translated at historical exchange rates. All of the Company's foreign subsidiaries' operations are considered to be integrated.

For the year ended December 31, 2006, a foreign exchange loss of $89,000 was recognized in the consolidated earnings (2005 – foreign exchange gain of $22,000).

o) **Future income taxes**

Income taxes are accounted for using the liability method of tax allocation. Future income taxes are recognized for the future income tax consequences attributable to differences between the carrying values of assets and liabilities and their respective income tax bases. Future income tax assets and liabilities are measured using substantively enacted income tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in rates is included in earnings in the period that includes the enactment date. Future income tax assets are recorded in the consolidated financial statements if realization is considered more likely than not.

p) **Stock-based compensation**

The Company grants stock options to officers, directors, employees and consultants pursuant to a stock option plan described in Note 12(c). The Company accounts for the stock-based compensation using the fair-value method as at the grant date. Under this method, compensation expense related to option grants is recorded in the consolidated earnings over the vesting period of the options. The compensation expense amount is based on the fair value of the option as estimated using the Black-Scholes option pricing model. The assumptions used in calculating the value of the stock options issued include management's best estimate, as of the date of grant, of the expected share price volatility over the term of the stock option and expected option life. As such, the amounts reported as compensation expense are subject to measurement uncertainty as the expense amount may vary significantly based on the assumptions used.

q) **Earnings per share**

Basic earnings per common share are computed by dividing earnings by the weighted average number of common shares outstanding for the period. Diluted per share amounts reflect the potential dilution that could occur if securities or other contracts to issue common shares were exercised or converted to common shares. The treasury stock method is used to determine the dilutive effect of stock options and other dilutive instruments, in accordance with standards approved by the Canadian Institute of Chartered Accountants.

r) **Use of estimates**

The preparation of consolidated financial statements requires the Company's management to make estimates and assumptions that affect the amounts reported in these consolidated financial statements and notes thereto. Significant areas requiring management to make estimates include inventory valuation, product warranty obligations, revenue recognition and recoverability of intangibles and goodwill. Actual results could differ from those estimates.

s) **Comparative figures**

Certain comparative figures have been restated to be consistent with current year financial statement and footnote presentation.

## 3 Acquisition of Solectria

On January 31, 2005, the Company completed the acquisition of Solectria Corporation ("Solectria"), a U.S.-based hybrid electric powertrain and components supplier. The Company acquired all of the outstanding shares of Solectria in exchange for 25,297,655 of its common shares, resulting in Solectria's former shareholders owning approximately 19.8% of the Company's issued and outstanding common shares at that time. Singapore Technologies Kinetics Ltd. ("STK"), a major Solectria shareholder, held approximately 11% of the Company's common shares immediately post-closing. Solectria now operates as Azure Dynamics Incorporated.

The Company's common shares traded at a weighted average price of approximately $0.88 prior to, and immediately after, the acquisition was announced on December 17, 2004. After considering trading discounts for block share trades and typical issue costs the fair market value of the shares was deemed to be $0.66. The Company issued 25,297,655 common shares, with a deemed value of $16.7 million, and paid cash of $0.4 million in settlement of the purchase price. Total consideration, including acquisition expenses of $0.7 million, is $17.8 million.

The Company has accounted for the acquisition using the purchase method and the results of operations of Solectria have been consolidated into the Company's earnings with effect from February 1, 2005. The aggregate purchase price of $17.8 million was allocated to the assets acquired and liabilities assumed based on their estimated fair values as follows:

| (Stated in thousands of dollars) | $ |
|---|---|
| Current assets (including cash of $625) | 3,074 |
| Restricted cash | 745 |
| Property and equipment | 4,678 |
| Other assets | 53 |
| Intangible assets | 13,400 |
| Goodwill | 2,932 |
| Current liabilities | (4,428) |
| Notes payable | (2,700) |
| | 17,754 |

Assets and liabilities are recorded based on their estimated fair values at January 31, 2005. Intangible assets are comprised of:

| (Stated in thousands of dollars) | $ |
|---|---|
| Customer order backlog | 900 |
| Product technology | 12,500 |
| | 13,400 |

The intangible assets associated with this acquisition included on the Consolidated Balance Sheet of $10.2 million at December 31, 2006, $11.9 million at December 30, 2005 are net of amortization of $3.2 million and $1.5 million respectively.

## 4 Investment in Real Estate Joint Venture

The Company's U.S. subsidiary (formerly Solectria) owns a 50% interest in ND Solectria LLC, a joint venture partnership with NDNE Real Estate, Inc., a real estate development corporation. The investment in the real estate joint venture, which is accounted for using the proportional consolidation method, was formed for the purpose of holding property located in Woburn, Massachusetts. On October 1, 2001, the Company entered into a lease agreement for the Woburn property. The Company provided a security deposit of US$400,000 (CDN$466,000) and made guarantees of an additional US$600,000 (CDN$699,000) that is in the form of a letter of credit, which is collateralized by certain cash equivalents. NDNE Real Estate, Inc. maintains the unilateral right to sell the property during the lease term and manages the property. The Company is entitled to 50% of earnings of ND Solectria LLC. During the year ended December 31, 2006 the Company's interest in earnings from the real estate joint venture amounted to $163,000 (2005 – $154,000).

The Company's 50% proportional interest in ND Solectria LLC is included in the consolidated balance sheets as follows:

| (Stated in thousands of dollars) | December 31, 2006 $ | December 31, 2005 $ |
|---|---|---|
| Cash and equivalents | 316 | 310 |
| Accounts receivable | 13 | 15 |
| Property and equipment | 3,117 | 3,225 |
| Total assets | 3,446 | 3,550 |
| Accounts payable and accrued liabilities | 300 | 296 |
| Note payable – current | 212 | 2,558 |
| Note payable – long term | 2,294 | — |
| Shareholders' equity | 640 | 696 |
| Total liabilities and shareholders' equity | 3,446 | 3,550 |

The note payable is the Company's proportionate share of a mortgage on the Boston property owned by ND Solectria LLC. The note is repayable on November 20, 2011, bears interest at a floating rate of the applicable Treasury rate plus 200 basis points and is secured by the mortgaged premises. As both parties are jointly and severally liable for repayment of the note payable, the maximum exposure to loss as a result of its involvement with this entity is $5.0 million. The principal repayments over the next five years payable by the joint venture are approximately as follows: 2007 – $67,000, 2008 – $71,000, 2009 – $77,000, 2010 – $83,000, 2011 – $89,000.

The Company's 50% proportional interest in ND Solectria LLC is included in the consolidated statements of operations and deficit as follows:

| (Stated in thousands of dollars) | For the year ended December 31, 2006 $ | For the year ended December 31, 2005 $ |
|---|---|---|
| General and administrative | (327) | (338) |
| Other Expense | 164 | 184 |
| Net income | 163 | 154 |

The Company's 50% proportional interest in ND Solectria LLC is included in the consolidated cash flow statement as follows:

| (Stated in thousands of dollars) | For the year ended December 31, 2006 $ | For the year ended December 31, 2005 $ |
|---|---|---|
| Net Income | 163 | 154 |
| Amortization | 90 | 65 |
| Principal payments on note payable | (54) | (48) |
| Changes in short-term assets and liabilities | (193) | 139 |
| | 6 | 310 |
| Cash and cash equivalents beginning of period | 310 | — |
| Cash and cash equivalents end of period | 316 | 310 |

## 5 Financial Instruments

At December 31, 2006, substantially all of the Company's cash was held at a recognized Canadian national financial institution. As a result, the Company was exposed to all of the risks associated with that institution.

The Company holds monetary assets and liabilities that are denominated in foreign currencies and is therefore exposed to foreign currency exchange risk. The most significant of those balances are held in U.S. dollars, where total assets and total liabilities at December 31, 2006 were US$8.4 million and US$5.3 million respectively.

## 6 Cash and Cash Equivalents

Restricted cash consists of short-term U.S. Treasury bills pledged as security with a bank as the collateral for a letter of credit which forms part of the security deposit for the facility in Woburn, Massachusetts *(note 4)*.

| (Stated in thousands of dollars) | December 31, 2006<br>$ | December 31, 2005<br>$ |
|---|---|---|
| Cash in bank | 27,192 | 20,721 |
| Restricted cash | 699 | 698 |
| | 27,891 | 21,419 |

## 7 Inventory and Related Prepayments

| (Stated in thousands of dollars) | December 31, 2006<br>$ | December 31, 2005<br>$ |
|---|---|---|
| Components and finished goods | 1,918 | 1,524 |
| Work in progress | 1,864 | 1,029 |
| Prepayments – components on order | 39 | 143 |
| | 3,821 | 2,696 |

## 8 Property and Equipment

| | | | December 31, 2006 |
|---|---|---|---|
| (Stated in thousands) | Cost<br>$ | Accumulated Amortization<br>$ | Net book Value<br>$ |
| Workshop equipment | 964 | 568 | 396 |
| Computer software | 976 | 801 | 175 |
| Computer hardware | 1,017 | 762 | 255 |
| Tooling | 236 | 47 | 189 |
| Office furniture and equipment | 325 | 197 | 128 |
| Automotive | 213 | 172 | 41 |
| Building | 4,255 | 572 | 3,683 |
| Leasehold improvements | 1,085 | 338 | 747 |
| | 9,071 | 3,457 | 5,614 |

| (Stated in thousands) | Cost $ | Accumulated Amortization $ | December 31, 2005 Net book Value $ |
|---|---|---|---|
| Workshop equipment | 850 | 451 | 399 |
| Computer software | 766 | 646 | 120 |
| Computer hardware | 871 | 666 | 205 |
| Tooling | 92 | 17 | 75 |
| Office furniture and equipment | 273 | 145 | 128 |
| Automotive | 215 | 108 | 107 |
| Building | 4,287 | 426 | 3,861 |
| Leasehold improvements | 915 | 237 | 678 |
| | 8,269 | 2,696 | 5,573 |

## 9 Intangible Assets

| (Stated in thousands) | Cost $ | Accumulated Amortization $ | December 31, 2006 Net book Value $ |
|---|---|---|---|
| Patents | 493 | 198 | 295 |
| Trademarks | 61 | 32 | 29 |
| Customer order backlog | 900 | 786 | 114 |
| Product technology | 12,500 | 2,396 | 10,104 |
| | 13,954 | 3,412 | 10,542 |

| (Stated in thousands) | Cost $ | Accumulated Amortization $ | December 31, 2005 Net book Value $ |
|---|---|---|---|
| Patents | 340 | 126 | 214 |
| Trademarks | 56 | 20 | 36 |
| Customer order backlog | 900 | 371 | 529 |
| Product technology | 12,500 | 1,146 | 11,354 |
| | 13,796 | 1,663 | 12,133 |

The costs of acquiring and applying for patents, trademarks and licenses are capitalized and amortized on a straight-line basis over their estimated useful lives of five years. The customer order backlog and product technology assets were a result of the Solectria acquisition (see note 3). The value of the customer order backlog asset of $900,000 was derived based upon the expected free cash flow contribution of the Solectria backlog at the time of the acquisition. The free cash flow was discounted at 25% to present value. The backlog asset is amortized as revenues from the backlog as the underlying orders are executed. It is expected that the majority of the backlog revenues will be recognized within three years of the acquisition date of January 31, 2005. The value of the product technology asset of $12.5 million was derived based upon the expected free cash flow attributable to future revenues that are based upon the acquired technology. The cash flows were discounted at 25% to present value. The product technology asset is amortized on a straight-line basis over a 10 year period.

## 10 Related-Party Transactions

a) During the year ended December 31, 2005 the Company paid $315,000 to a private company controlled by the Chief Executive Officer for remuneration in respect of an employment contract. Payments related to the employment contract were paid directly to the employee during the year ended December 31, 2006.

b) In November 2003, Solectria entered into a Transfer of Technology and Software Licensing Agreement ("TTA Agreement") with STK. Under the terms of the agreement, STK is granted a non-exclusive license to use and manufacture certain on the Company's technology in specified territories. The Company also provided STK with the training necessary for the transfer of the technology. The license expires in November 2020, and is subject to automatic one-year renewals thereafter. The Company received cash consideration for the license and transfer of technology, and for the training in the aggregate amount of US$1.0 million (CDN$1.2 million). As discussed in note 2(b), revenues from the TTA Agreement are being recognized on a straight-line basis over the period of the license agreement. As of December 31, 2006, the Company has deferred revenue associated with the TTA Agreement in the amount of $0.9 million (2005 – $1.0 million). During the 12 months ended December 31, 2006, revenues recognized by the Company from the sale of products to STK and its related companies and from certain other contractual arrangements totalled approximately $68,000 (2005 – $137,000). As of December 31, 2006, accounts receivable includes $11,000 (2005 – $11,000) due from STK and customer deposits includes $42,000 (2005 – $41,000) received from STK.

## 11 Pension Contributions

After an executive officer or employee has completed one year of service, the Company may contribute up to 5% of the officer's or employee's base salary to a self-directed registered retirement plan. The resultant pension contribution expense is recorded in the period that the services are rendered by the officer or employee. The Company incurred pension contribution expenses of $222,000 for the 12 months ended December 31, 2006 (2005 – $137,000).

## 12 Share Capital, Special Warrants and Stock Options

a) Authorized

Unlimited common shares without par value

Unlimited preferred shares without par value, non cumulative, redeemable, and non voting

b) Issued and outstanding common shares (amounts stated in thousands of dollars)

| | Number of shares | | |
|---|---|---|---|
| | Pre RTO<br>#| Post RTO<br>#| Amount<br>$ |
| Balance, June 30, 1999 | 2 | 2 | — |
| Issued to acquire certain intellectual properties | 5,199,998 | 7,279,998 | — |
| Private placement | 1,794,500 | 2,512,300 | 2 |
| Private placement | 2,600,000 | 3,640,000 | 650 |
| Issued for services | 100,000 | 140,000 | 25 |
| Balance, June 30, 2000 | 9,694,500 | 13,572,300 | 677 |
| Private placement | 6,574,600 | 9,204,440 | 2,298 |
| Issued for services | 120,000 | 168,000 | — |
| Balance before RTO (i) | 16,389,100 | 22,944,740 | 2,975 |

## 12 Share Capital, Special Warrants and Stock Options (b) (cont'd)

| | Number of shares | | |
|---|---|---|---|
| | Pre RTO # | Post RTO # | Amount $ |
| Balance before RTO (i) (restated) | 16,389,100 | 22,944,740 | 2,975 |
| | | 1,526,269 | (275) |
| Share issue costs on RTO transaction | | — | (248) |
| Issued on exercise of options | | 178,000 | 45 |
| Balance, June 30, 2001 | | 24,649,009 | 2,497 |
| Private placement (ii)(iv) | | 8,000,000 | 3,511 |
| Private placement (iii)(iv) | | 10,400,000 | 5,000 |
| Issued on exercise of options | | 266,700 | 67 |
| Private placement (v) | | 240,000 | 120 |
| Balance, June 30, 2002 | | 43,555,709 | 11,195 |
| Issued on exercise of options | | 125,333 | 34 |
| Private placement (vi) | | 1,300,000 | 560 |
| Balance, December 31, 2002 | | 44,981,042 | 11,789 |
| Issued in lieu of non-executive director fees | | 50,000 | 25 |
| Issued on exercise of options | | 164,000 | 42 |
| Equity issue cost recovery | | — | 16 |
| Special warrants converted to shares (vi) | | 200,000 | 90 |
| Private placement (viii) | | 25,382,126 | 9,858 |
| Debenture conversion (vii) | | 7,386,668 | 2,172 |
| Balance, December 31, 2003 | | 78,163,836 | 23,992 |
| March 2004 private placement (ix) | | 4,861,110 | 3,892 |
| Issued on exercise of agent compensation options (viii) | | 2,325,508 | 1,178 |
| Issued on exercise of stock options | | 896,665 | 298 |
| Issued in lieu of non-executive directors fees | | 42,307 | 28 |
| Issued on exercise of warrants (viii) | | 12,623,185 | 7,836 |
| TSX listing costs (x) | | — | (145) |
| July 2004 public offering (xi) | | 3,811,250 | 2,557 |
| Capital Assurance Agreement costs (xi) | | — | (983) |
| AIM listing costs (xii) | | — | (1,000) |
| Issued pursuant to the Capital Assurance Agreement (xi) | | 67,875 | 40 |
| Balance, December 31, 2004 | | 102,791,736 | 37,693 |
| Issued on acquisition of Solectria Corporation (xii) | | 25,297,655 | 16,697 |
| February 2005 private placement (xvi) | | 12,805,000 | 11,630 |
| Issued on exercise of warrants (xv) | | 3,605,625 | 3,391 |
| September 2005 private placement (xvi) | | 11,050,000 | 11,009 |
| Issued on exercise of options | | 584,256 | 281 |
| Balance, December 31, 2005 | | 156,134,272 | 80,701 |
| Issued on exercise of options | | 3,417,513 | 1,685 |
| Issued on payment of 2005 bonus | | 97,198 | 104 |
| November 2006 equity financings (xvii) | | 38,604,118 | 30,313 |
| Balance, December 31, 2006 | | 198,253,101 | 112,803 |

i) 14,288,200 common shares were subject to escrow restrictions pursuant to an RTO. There are no common shares subject to escrow restrictions as at December 31, 2006 (December 31, 2005 – nil).

ii) On June 28, 2001, the Company completed a non-brokered placement of 8,000,000 Special A Warrants at a price of $0.45 each for net proceeds of $3.5 million, after deducting issue costs of $89,000. Each Special A Warrant entitled the holder to receive, at no additional cost, one common share.

iii) On January 29, 2002, the Company completed a non-brokered placement of 10,400,000 Special B Warrants at a price of $0.50 each for net proceeds of $5.0 million, after deducting issue costs of $200,000. Each Special B Warrant entitled the holder to receive, at no additional cost, one common share.

iv) On February 5, 2002, the Company received a receipt for its final prospectus (dated January 31, 2002) from the British Columbia, Alberta, and Ontario Securities Commissions relating to the qualification of 8,000,000 Common Shares issuable upon the exercise of 8,000,000 Special A Warrants and 10,400,000 Common Shares issuable upon the exercise of 10,400,000 Special B Warrants, whereupon the Special A and B Warrants were exercised and converted into common shares.

v) Effective June 30, 2002, the Company entered into a private placement subscription agreement for 240,000 common shares of the Company, at a price of $0.50 per share, for gross proceeds of $120,000 in conjunction with a lease termination.

vi) On November 21, 2002, the Company completed a private placement of 1,300,000 units of the Company (the "Unit Financing"), at a price of $0.50 per unit, for net proceeds of $560,000 after deducting issue costs estimated at $90,000. Under the Unit Financing, each unit was comprised of one common share of the Company and one quarter warrant, each whole warrant exercisable into one common share at $0.55, until November 30, 2003. These warrants expired unexercised on December 1, 2003.

The Company also completed a private placement of 200,000 Special Warrants of the Company (the "Special Warrant Financing"), at a price of $0.50 per Special Warrant, for net proceeds of $90,000 after deducting issue costs estimated at $10,000. Under the Special Warrant Financing, each Special Warrant was exercisable into one common share of the Company and one Warrant, each Warrant exercisable into one common share at $0.55, until November 30, 2003. On November 30, 2003, the Special Warrants were exercised into 200,000 common shares of the Company and 200,000 Warrants; the Warrants, exercisable into common shares at $0.55, expired unexercised on December 1, 2003.

vii) Effective July 31, 2003, the Company completed a $2.2 million secured convertible debenture financing. On December 19, 2003, the Company redeemed the Debentures. All the Debenture holders elected to be redeemed by way of conversion and, in accordance with the terms of the Debentures, such conversion took place at a conversion price equal to $0.30 per share thereby giving the holders 7,386,668 common shares of the Company.

As these debentures were considered to be compound financial instruments, the liability component and the equity component, as determined at initial recognition, were presented separately. The Company valued the equity component of these debentures using the 'residual value of equity component' method, whereby the liability component was valued first using the current market rates for comparable instruments, at the time of issuance, and the difference between the proceeds of the debentures issued and the fair value of the liability was assigned to the equity component.

## 12 Share Capital, Special Warrants and Stock Options (b) (cont'd)

The resulting liability and equity values determined using this method, based on an 8% interest rate, was as follows:

| | $ |
|---|---|
| Convertible debentures issued July 31, 2003 | 2,216 |
| Less: equity component | (178) |
| | 2,038 |
| Accretion on conversion feature for the period | 75 |
| | 2,113 |
| Converted to equity during the period | (2,113) |
| **Balance, December 31, 2003** | — |

The Company accreted the equity component of the debentures on a pro rata basis over their term such that the debt would equal the original face value of the debentures upon maturity; an accretion charge to operations of $74,000 was recorded in 2003.

Debenture issue costs, amounting to $207,000, were recorded as deferred costs on the balance sheet; an amortization charge to operations of $88,000 was recorded in 2003. On conversion of the debentures on December 19, 2003, the carrying value of the convertible debenture liability of $2.1 million was credited to share capital and the unamortized balance of deferred debenture issue costs of $119,000 was charged to share issue costs. Upon conversion, the debenture balance outstanding plus the original value of the equity component less the deferred issue costs with a combined total of $2.2 million was credited to share capital.

viii) On December 1, 2003, the Company completed a private placement of 25,382,126 common shares of the Company ("Units"), at a price of $0.42 per unit, for net proceeds of $9.9 million after deducting issue costs of $802,000. In conjunction with the financing, the Company issued 12,691,060 warrants, each warrant being exercisable into one common share of the Company at $0.62 until December 1, 2004. The Company also issued 2,325,508 compensation options to agents, each option being exercisable into one common share of the Company at $0.495 up until December 1, 2004. The Company recorded a charge of $36,000 to share capital and a corresponding credit to contributed surplus in respect of the deemed issue costs of the warrants and options, based on their estimated fair values as of the date of grant calculated using the Black-Scholes model. All of the agent compensation options and 12,623,185 of the warrants were exercised by December 1, 2004. The remaining 67,875 warrants expired on December 1, 2004. In accordance with the terms in the Capital Assurance Agreement, described in Note 12(b) (xi), the Obligors subscribed for 67,875 common shares at $0.62 per share in respect of the 67,875 unexercised warrants. Upon exercise of the warrants and agent compensation options, $36,000 was released from contributed surplus and added to share capital.

ix) On March 10, 2004, the Company completed a private placement of 4,861,110 common shares of the Company at a price of £0.36 per share (approximately $0.86 per share), for net proceeds of $3.9 million after deducting share issue costs of $0.3 million.

x) On June 4, 2004, the common shares of the Company commenced trading on the main board of the TSX and were delisted from trading on the TSX Venture Exchange. The costs of listing the common shares on the TSX, totalling $145,000, have been charged to the share capital account. The TSX listing was required to facilitate the July 2004 financing (Note 12(b) (xi)) and the AIM listing (Note 12(b) (xii)), as well as future financings.

xi) On July 27, 2004, the Company completed a public offering of 3,811,250 common shares of the Company at a price of $0.80 per share. In addition, the Company issued 1,905,625 warrants entitling the holders to purchase one common share of the Company at a price of $1.00 until July 27, 2005. Senior management subscribed for 118,750 of the total number of common shares issued. Net proceeds of the financing were $2.6 million after deducting share issue costs of $454,000 and deemed warrant issue costs of $38,000, based on the estimated fair value of the warrants as of the date of grant calculated using the Black-Scholes model.

Simultaneously, the Company entered into a Capital Assurance Agreement pursuant to which it was ensured to receive by December 15, 2004 approximately $8.5 million which the Company could otherwise receive upon the exercise of the Company's outstanding common share purchase warrants and agent compensation options. The Company had issued and outstanding 11,966,060 common share purchase warrants, each purchase warrant being exercisable at a price of $0.62 until December 1, 2004 for one common share, and 2,245,508 common share agent compensation options, each agent option being exercisable at a price of $0.495 until December 1, 2004 for one common share (collectively the "Old Warrants"). The Company entered into a binding agreement with a number of parties (the "Obligors") which provided that, to the extent any Old Warrants were not exercised for any reason by their expiry time on December 1, 2004, the Obligors would, on a pro rata basis, subscribe for common shares of the Company.

In consideration for entering into the Capital Assurance Agreement, the Obligors received a cash fee of $765,000. In addition, the Obligors received 1,700,000 warrants (the "Obligor Warrants") of the Company. Each Obligor Warrant will permit the holder to acquire one Common Share of the Company at an exercise price of $1.00 up until July 27, 2005. A director of the Company undertook an Obligor obligation of $600,000 and in connection with this undertaking received a cash fee of $54,000 and 120,000 Obligor Warrants. Total costs of the Capital Assurance Agreement of $983,000 are comprised of the cash fee of $765,000, an agents' fee of $200,000 and the deemed warrant issue costs of $18,000, based on an estimated fair value of the warrants as of the date of grant calculated using the Black-Scholes model.

On December 15, 2004, the Company issued 67,875 common shares to the Obligors, at $0.62 per share, in respect of unexercised old warrants. A director of the Company subscribed for 4,791 common shares in respect of his Obligor commitment.

xii) On August 12, 2004, the Company obtained a secondary listing of its shares and certain warrants on the Alternative Investment Market ("AIM") of the London Stock Exchange. The costs of listing the common shares and warrants on the AIM, totalling $1.0 million, have been charged to the share capital account. The listing was required to facilitate the Capital Assurance Agreement referred to in Note 12(b) (xi) above, as well as future financings.

## 12 Share Capital, Special Warrants and Stock Options (b) (cont'd)

xiii) On January 31, 2005, the Company acquired all of the outstanding shares of Solectria in exchange for 25,297,655 of its common shares at a deemed price of $0.66 per common share.

xiv) On February 21, 2005, the Company completed a private placement financing of 12,805,000 common shares of the Company, at a price of £0.41 per share (approximately $0.96), for net proceeds of $11.6 million after deducting issue costs of $0.6 million.

xv) Pursuant to a Capital Assurance Agreement, dated July 27, 2005, all of the 3,605,625 issued and outstanding July 2004 warrants were exercised into common shares by either the warrant holders or a syndicate of underwriters at a price of $1.00 per common share. Net proceeds amounted to $3.4 million after deducting costs and fees of $0.2 million.

xvi) On September 8, 2005, the Company completed a private placement financing of 11,050,000 common shares of the Company, at a price of $1.00 per share for gross proceeds of $11.1 million. Net proceeds amounted to $11.0 million after deducting issue costs of $31,000.

xvii) On November 7, 2006, the Company completed a Canadian common share offering of 31,176,471 shares at a price of $0.85 per share for gross proceeds of $26.5 million. Net proceeds amounted to $24.5 million after deducting share issue costs of $2.0 million. Also on November 7, 2006, the Company completed a U.K. common share offering of 4,310,000 shares at a price of $0.85 per share for gross proceeds of $3.7 million. Net proceeds amounted to $3.3 million after deducting share issue costs of $0.4 million. On November 15, 2006, 3,117,647 over-allotment options associated with the November 7, 2006 Canadian share offering were exercised by the option holders. Net proceeds amounted to $2.5 million after deducting share issuance costs of.

c) **Stock Options**

The Company has a stock option plan (the "Plan") which authorizes the Board to issue options to insiders, employees and service providers of the Corporation and its subsidiaries. The maximum number of common shares issuable under stock options, together with common shares as may be subject to options pursuant to other share compensation arrangements, shall not exceed 10% of the outstanding common shares. The exercise price shall not be lower than the closing trading price of the common shares on the TSX, on the last trading day prior to the date on which the option is granted. The options have terms ranging from one to seven years and generally vest over periods of up to 24 months. As at December 31, 2006, the Company had 16,685,003 stock options outstanding under the Plan. The stock options are exercisable at a weighted average exercise price of $0.92 per common share. The stock options expire on various dates between January 22, 2007 and December 19, 2013.

Stock option transactions for the respective periods and the number of stock options outstanding are summarized as follows:

| | Number of Optioned Common Shares # | Weighted Average Exercise Price $ |
|---|---|---|
| **Executive Officers, Directors, Employees and Consultant Options:** | | |
| Balance, June 30, 2000 | — | — |
| Options attributable to pre RTO | 12,000 | 2.50 |
| Options expired | (12,000) | 2.50 |
| Options granted | 5,141,000 | 0.25 |
| Options cancelled | (1,945,000) | 0.25 |
| Balance, June 30, 2001 | 3,196,000 | 0.25 |
| Options granted | 2,526,000 | 0.63 |
| Options exercised | (266,700) | 0.25 |
| Options cancelled | (126,500) | 0.28 |
| Options expired | (9,200) | 0.25 |
| Balance, June 30, 2002 | 5,319,600 | 0.43 |
| Options granted | 20,000 | 0.53 |
| Options exercised | (53,333) | 0.30 |
| Options expired | (281,267) | 0.36 |
| Balance, December 31, 2002 | 5,005,000 | 0.44 |
| Options granted | 1,990,000 | 0.44 |
| Options exercised | (164,000) | 0.26 |
| Options cancelled | (75,000) | 0.48 |
| Options expired | (583,000) | 0.50 |
| Balance, December 31, 2003 | 6,173,000 | 0.44 |
| Options granted | 3,170,765 | 0.69 |
| Options exercised | (896,665) | 0.31 |
| Options cancelled/expired | (268,335) | 0.50 |
| Balance, December 31, 2004 | 8,178,765 | 0.54 |
| Options granted | 6,648,137 | 0.97 |
| Options exercised | (584,256) | 0.44 |
| Options cancelled/expired | (211,732) | 0.84 |
| Balance, December 31, 2005 | 14,030,914 | 0.81 |
| Options granted | 6,332,500 | 0.90 |
| Options exercised | (3,417,513) | 0.44 |
| Options cancelled/expired | (260,898) | 0.87 |
| **Balance, December 31, 2006** | 16,685,003 | 0.92 |

## 12 Share Capital, Special Warrants and Stock Options (c) (cont'd)

As at December 31, 2006, the numbers of optioned common shares outstanding and exercisable are as follows:

| Expiry Date | Number Outstanding # | Number Exercisable # | Exercise Price $ |
|---|---|---|---|
| January 22, 2007 | 50,000 | 50,000 | 0.61 |
| February 12, 2007 | 20,000 | 20,000 | 0.61 |
| March 11, 2007 | 1,000,000 | 1,000,000 | 0.73 |
| April 12, 2007 | 30,000 | 30,000 | 0.94 |
| May 1, 2007 | 65,000 | 65,000 | 0.80 |
| January 1, 2008 | 225,000 | 225,000 | 0.50 |
| February 1, 2008 | 77,000 | 77,000 | 0.50 |
| August 25, 2008 | 275,000 | 275,000 | 0.30 |
| September 26, 2008 | 235,000 | 235,000 | 0.48 |
| January 1, 2009 | 1,349,575 | 1,349,575 | 0.65 |
| May 3, 2009 | 312,000 | 312,000 | 0.90 |
| May 18, 2009 | 130,000 | 130,000 | 0.90 |
| August 12, 2009 | 279,871 | 279,871 | 0.68 |
| October 4, 2009 | 33,333 | 33,333 | 0.60 |
| September 9, 2011 | 240,000 | 240,000 | 0.53 |
| January 18, 2012 | 2,150,854 | 1,510,902 | 0.86 |
| February 17, 2012 | 44,870 | 29,083 | 0.95 |
| February 24, 2012 | 1,285,000 | 856,682 | 0.99 |
| April 6, 2012 | 70,000 | 46,667 | 1.06 |
| April 18, 2012 | 25,000 | 16,667 | 1.08 |
| May 2, 2012 | 60,000 | 40,001 | 1.05 |
| June 6, 2012 | 5,000 | 3,334 | 1.00 |
| June 21, 2012 | 30,000 | 20,001 | 0.95 |
| July 4, 2012 | 50,000 | 33,334 | 0.93 |
| July 4, 2012 | 20,000 | 13,334 | 0.94 |
| July 18, 2012 | 50,000 | 33,334 | 0.95 |
| November 16, 2012 | 10,000 | 6,667 | 1.10 |
| December 23, 2012 | 2,275,000 | 1,516,670 | 1.07 |
| January 17, 2013 | 1,285,000 | 428,362 | 1.11 |
| February 13, 2013 | 50,000 | 16,667 | 1.15 |
| March 23, 2013 | 90,000 | 30,003 | 1.04 |
| May 11, 2013 | 5,000 | 1,667 | 1.30 |
| July 29, 2013 | 10,000 | 3,334 | 0.88 |
| November 22, 2013 | 75,000 | 25,000 | 0.85 |
| December 10, 2013 | 2,525,000 | 1,191,667 | 0.87 |
| December 19, 2013 | 2,247,500 | 749,167 | 0.83 |
| **Grand Total** | 16,685,003 | 10,894,321 | |

d) Stock Option Compensation

Effective January 1, 2003, the Company adopted the revised recommendations in CICA Handbook Section 3870 whereby it measures compensation costs associated with stock-based compensation using the fair value method and the cost is recognized over the vesting period of the stock option. The fair value of each performance share and stock option is determined at each issue or grant date using the Black-Scholes model with the following assumptions: risk free interest rate – 5% (2005 – 5%), expected life – 4 years (2005 – 4 Years), expected dividend yield – nil (2005 – nil), and expected volatility – ranging from 35% to 37% (2005 – 33% to 35%). The Company recorded a compensation expense charge of $1.7 million to consolidated earnings for the year ended December 31, 2006 (2005 – $1.6 million) with a corresponding credit to contributed surplus. Approximately $196,000 was released from contributed surplus and added to share capital in respect of options exercised in 2006 (2005 – $24,000).

The weighted average fair value per option granted in 2006 was 32.60 cents (2005 – 32.78 cents).

e) Contributed Surplus

| (Stated in thousands) | $ |
|---|---|
| Balance, December 31, 2004 | 722 |
| Stock option compensation expense | 1,618 |
| Release to share capital on exercise of stock options | (24) |
| Balance, December 31, 2005 | 2,316 |
| Stock option compensation expense (Note 12(d)) | 1,696 |
| Release to share capital on exercise of stock options (Note 12(d)) | (196) |
| **Balance, December 31, 2006** | **3,816** |

## 13 Income Taxes

As at December 31, 2006, the Company has unclaimed consolidated research and experimental development expenditures of $11.2 million that are available to offset future taxable income. The Company also has $79.3 million of consolidated non-capital tax losses that are available for carry forward to offset future taxable income, and $6.7 million of consolidated investment tax credits that are available to offset future income taxes payable, that expire as follows:

| (Stated in thousands) | Non-Capital Losses | Investment Tax Credits | R&D Tax Credits |
|---|---|---|---|
| 2007 | 3,344 | 30 | 5 |
| 2008 | 5,251 | 24 | 18 |
| 2009 | 5,299 | 214 | 17 |
| 2010 | 5,264 | 109 | 37 |
| 2011 | 4,455 | 720 | 31 |
| 2012 | — | 365 | 44 |
| 2013 | — | 198 | — |
| 2014 | 6,539 | 1,201 | — |
| 2015 | 12,049 | 1,486 | — |
| 2016 | — | — | 6 |
| 2017 | 303 | — | 18 |
| 2018 | 1,856 | — | 104 |
| 2019 | 45 | — | 41 |
| 2020 | 1,652 | — | 18 |
| 2021 | 4,692 | — | 61 |
| 2022 | 2,722 | — | 16 |
| 2023 | 1,661 | — | — |
| 2024 | 2,694 | — | — |
| 2025 | 3,469 | — | 32 |
| 2026 | 15,304 | 2,294 | 21 |
| Infinite | 2,673 | 14 | 10,705 |
| Totals | 79,272 | 6,655 | 11,176 |

The Company also has consolidated net deductible temporary tax differences of $4.5 million which may be used to offset future taxable income. Future income taxes reflect the impact of temporary differences between the amounts of assets and liabilities for financial reporting purposes and such amounts as measured by tax laws, net of recorded valuation allowances. The temporary differences, which give rise to a significant portion of the future tax assets as of December 31, 2006, relate primarily to property and equipment, share issue costs, net operating loss and research and development tax credit carry forwards and reserves on inventories and accounts receivable.

The ability of the Company to utilize the losses and other tax balances carried forward in the future is not reasonably assured and therefore has not been recognized in the financial statements. The effective tax rate for the Corporation is approximately 36%. The difference between the effective rate and the actual rate of nil% is attributable primarily to the fact that no future tax asset has been recorded for available loss carry forwards as their ultimate utilization is not reasonably assured.

Section 382 of the U.S. Tax Reform Act of 1986 contains provisions that may limit the amount of net operating loss and tax credit carryforwards that the Company may use in any one year in the event of certain cumulative changes in ownership over a three-year period in excess of 50%, as defined. The Company believes it has experienced a change in ownership in excess of 50%; however, the amount of the limitation has not yet been determined.

## 14 Projects Under Development

Azure's strategy is to closely align product development and sales efforts with industry partners (Original Equipment Manufacturers, component suppliers, and customers). By aligning with industry leaders, Azure can gain access to product development support and established distribution networks thereby accelerating the penetration of its hybrid-electric products into the commercial vehicle markets. During 2006, the Company concluded arrangements with Ford Motor Company ("Ford") and StarTrans (a business division of Supreme Corporation) that provide industry alignment and have therefore facilitated a concentration of the Company's efforts around its core programs for series (G1) and parallel (P1) delivery vans and shuttle buses. The primary activities and associated revenues and costs during the year can be summarized within these categories as follows:

a) **Series Hybrid 7,500 to 14,000 lbs GVW ("G1") Production**

The G1 product is essentially through the development process and is now commercially available in delivery van and shuttle bus form. This product is specifically designed for inner-city use and is highly suitable for urban delivery vans and shuttle buses which both have a demanding drive-cycle. Azure's current focus is on sales growth and the infrastructure required to support the execution of sales orders.

During the year, a total of 40 production G1 series hybrid electric powered chassis were built. Thirty of these units were fitted with delivery van bodies under the terms of the agreement with Purolator. These units are being placed into delivery service in March and April 2007, bringing the total fleet of Azure vehicles in operation by Purolator to 49 units. The remaining 10 hybrid chassis are being used to build hybrid shuttle buses.

The Company considers the Shuttle bus application to be ideal for the adoption of its G1 technology as they typically operate in high-usage, high-mileage drive cycles and can be eligible for capital subsidies. On August 17, 2006, the Company announced it had signed a supply agreement for the production of hybrid shuttle buses with StarTrans. Under the terms of the agreement, Azure will provide StarTrans with G1 hybrid chassis on which StarTrans will assemble their shuttle bus body at its manufacturing facilities in Goshen, Indiana. The first StarTrans G1 shuttle bus (the CitiBus Hybrid Senator HD "CitiBus") was completed in October 2006 and unveiled at the North American Buscon trade show in Chicago. The CitiBus product line will be compliant with the United States' Buy America program and after testing will also be eligible for the Federal Transit Administrations funding for bus purchases. The first nine customer units are scheduled for delivery in the first half of 2007 which is also when on-line production capacity is anticipated to be established at StarTrans. Azure has signed up nine StarTrans bus distributors across North America and therefore has access to a distributor network covering approximately 70% of the targeted shuttle bus market in the U.S. and Canada.

The Company incurred $8.0 million in gross research and development expenses for the year ended December 31, 2006 (2005 -- $4.9 million) related to these projects. Approximately $1.5 million of inventory costs have been deferred or capitalized at December 31, 2006. This inventory is related to shuttle buses expected to ship in the first half of 2007. No revenue has been earned from these projects as any customer and government contributions received to date have been credited against development costs in accordance with development stage enterprise accounting.

## 14 Projects Under Development (cont'd)

b) **Parallel Hybrid and Electric Vehicle 10,000 to 19,000 lbs GVW ("P1") Development Project**

During 2006, the Company completed a number of concept P1 parallel hybrid vehicles for commercial and military applications. As a result of the Ford agreement, Azure's commercial P1 development program is now focused on the Ford E-350 and E-450 commercial vehicle chassis. Ford is providing technical support to the program and therefore the Company expects that the process to integrate the hybrid system with the engine and transmission will be facilitated. All applicable design and testing experience from Azure's existing P1 program, including the practical experience gained from the prototypes built over the past year, has been carried over to the Ford platform. The Company is currently evaluating and testing next-generation prototypes. Demonstration prototypes will be scheduled for customer in-service trials in mid-2007. Thereafter, a quantity of pre-production units for lead customers is anticipated to be built commencing in late-2007 with full production commencing in 2008. It is intended, subject to formal agreement, to distribute the hybridized chassis through Ford's distribution channels.

During the year, the Company substantially completed two funded military programs, the AM General High Mobility Multipurpose Wheeled Vehicle ("HMMWV") integrated with a third generation Auxiliary Power Distribution System ("APDS") and a ground-support aviation APDS developed for the U.S. Air Force. Both of these programs will require minimal future support from Azure.

The company recorded $0.2 million (2005 – $0.9 million) in revenues in the year related to funded P1 development projects (recognized on a percentage of completion basis).

The Company incurred $1.4 million in research and development expenses for the year ended December 31, 2006 (2005 – $0.5 million) related to internally funded P1 projects. No costs have been deferred or capitalized.

c) **Other Product Development**

Azure had limited activity in the G2 product area as the focus of the Company was on the P1 and G1 platforms as detailed above. Azure and GKN, a tier 1 supplier to the automotive industry with operations worldwide, built a proof-of-concept hybrid Ford Transit Van in 2006 which is being used as a research and marketing tool in the United Kingdom.

The Company incurred $45,000 in research and development expenses for the year ended December 31, 2006 (2005 – $0.4 million) related to this project. No costs have been deferred or capitalized and no sales revenue has been earned from this project.

The P2 parallel hybrid system is suitable for larger delivery vans and buses (Class 7 and 8). The Company updated its existing design and built second-generation prototypes. Two delivery trucks were delivered to the Charmer-Sunbelt Group ("Charmer-Sunbelt") in October 2006 and are being evaluated in-service. The Company will only actively pursue the development of the P2 system when development program partners and engineering resources are identified and available.

The company recorded $0.3 million in revenues in the year (2005 – $0.14 million) related to this funded development project (recognized on a percentage of completion basis).

The Company incurred $0.1 million in research and development expenses for the year ended December 31, 2006 (2005 – $0.1 million) related to internally funded P2 projects. No costs have been deferred or capitalized and no sales revenue has been earned from these projects.

During the year, the Company continued the development work on the contract to supply power electronics and drive systems to DRS Sustainment Systems, Inc. ("DRS") for integration into a HMMWV Chemical Biological Protective Shelter ("CBPS-M2") system. Azure developed advanced power electronics for the CBPS-M2 contract, such as inverters, converters and under-the-hood export power components which DRS integrated into the CBPS-M2. Work on this program was halted late in the year upon notice from DRS that their contract with the U.S. Government had been terminated for convenience. Azure was advised that the termination of the contract is the result of the U.S. Government's decision to abandon the HMMWV in favour of more heavily armoured vehicle platforms. The Company agreed its contract with DRS in respect of Azure's portion of the cancelled program for the CBPS-M2. The agreement of CDN$5.7 million (US$4.9 million) represents the value of Azure's contribution to the program in 2006 as well as related contract closure matters. Azure has already received CDN$2.5 million in cash through contract progress billings in 2006 and the balance of the cash (CDN$3.2 million) is expected to be received in early 2007 upon the execution of contract modification.

The company recorded $4.0 million (2005 – $1.3 million) in revenues during the year related to the funded development phase of this contract (recognized on a percentage of completion basis). Included in the revenues for the year was $2.7 million recorded upon finalizing the agreement with DRS described above.

The Company incurred $nil in research and development expenses for the year ended December 31, 2006 (2005 – $0.3 million) related to internally funded component projects. No costs have been deferred or capitalized and no revenue has been earned from these projects.

The LEEP product (formerly referred to as Under-The-Hood) was developed as a result of Azure's participation in several military programs. Essentially the term LEEP covers all systems whereby clean electric power is generated off the vehicles' power sources to be used in auxiliary and export power applications. Azure signed a Memorandum of Understanding with Kidron, a division of VT Specialized Vehicles Corporation, on September 12, 2006 for the branding, marketing and sale of Azure's LEEP systems throughout the North American refrigerated truck body segment. Kidron has committed to provide a base vehicle to Azure by mid-March 2007. After a short conceptual evaluation of the base vehicle and proposed LEEP system, it is expected that formal contracts will be concluded and the application program will commence. As the development cycle is expected to be relatively short, the LEEP system could be in production by the second half of 2007.

The Company incurred $35,000 in research and development expenses for the year ended December 31, 2006 (2005 – $nil) related to internally funded component projects. No costs have been deferred or capitalized and no revenue has been earned from these projects.

## 14 Projects Under Development (cont'd)

**d) Development Cost Contribution Agreements**

On March 31, 2002, the Company entered into a $9.0 million Research and Development agreement with the Government of Canada, through its Technology Partnerships Canada ("TPC") program. The agreement provides for a 26.6% contribution by TPC towards specified expenditures in respect of the research and development of the G1 and G2 hybrid electric and electric powertrains, up to a maximum reimbursement of $9.0 million. The Company has claimed reimbursable costs amounting to $1.2 million in the year ended December 31, 2006 (2005 – $1.3 million). Reimbursable costs are recorded as a credit to research and development expenses on the income statement; claims not settled by the balance sheet date are recorded as assets (contributions receivable) on the balance sheet. As at December 31, 2006, contributions receivable related to TPC of $0.6 million (2005 – $0.6 million) was recorded on the balance sheet. Cost reimbursement claims are subject to review by TPC. On March 23, 2005, the Company entered into a contract amendment with TPC whereby the project statement of work was updated and the project completion date was extended to March 31, 2007.

The Company has also recorded customer contributions amounting to $3.0 million in the year ended December 31, 2006 (2005 – $0.4 million) which are applied as a credit to research and development expenses on the income statement. Customer contributions that have been invoiced but not recieved by the balance sheet date are also recorded as assets (contributions receivable) on the balance sheet Contributions receivable related to customer contributions of $0.7 million (2005 – $nil) was recorded on the balance sheet. In total, contributions from all sources were $4.2 million in the year ended December 31, 2006 (2005 – $1.7 million).

## 15 Commitments

As of December 31, 2006, the Company has contractually committed to lease payments for premises and equipment requiring minimum payments in future periods as follows:

| (Stated in thousands) | $ |
|---|---|
| 2007 | 2,535 |
| 2008 | 1,310 |
| 2009 | 1,128 |
| 2010 | 1,028 |
| 2011 | 1,029 |
| 2012 | 1,002 |
| | 8,032 |

Approximately $6.0 million (US$5.2) of this total is attributable to the U.S. operation and is U.S. dollar denominated, and thus, is subject to currency risk.

a) Azure Dynamics Incorporated leases its operating facility in Woburn, Massachusetts under a non-cancellable lease agreement. Through a joint venture agreement, the Company has a 50% interest in the lessor, ND Solectria LLC (Note 4). The lease agreement provides for a minimum monthly rental payment plus certain operating costs. The Company's lease agreement contains escalation clauses and expires in September 2016.

In May 2004, Azure Dynamics Inc. entered into a lease for a facility in Burnaby, British Columbia, which supports engineering and operations activities. The lease is for a five-year term, concluding on April 20, 2009.

In June 2005, Azure Dynamics UK Ltd leased a workshop and test facility in Kenilworth, England to support its European operations. The lease agreement expires in July 2011.

c) Pursuant to a contractual agreement with the National Research Council Canada, the Company is required to make royalty payments in the event that the Company successfully commercializes its intellectual properties specified in this agreement. The royalty payments, if any, are calculated at a rate of 1% of yearly gross sales earned from its intellectual properties. The obligation to make royalty payments expires at the earlier of January 2011 or when aggregate royalty payments reach $296,000.

d) Pursuant to a contractual agreement with Technology Partnerships Canada ("TPC"), the Company is required to make royalty payments equal to the greater of 0.28% of yearly gross business revenues or in accordance with a fixed repayment schedule, with repayment amounts ranging from $0.7 million to $1.0 million per year starting in 2008 and totalling $1.3 million, provided that certain minimum sales levels are achieved. The obligation to make royalty payments commences when the minimum sales levels are achieved and continues until the earlier of 2015 or when a cumulative payment ceiling of $20.5 million is reached. On March 23, 2005, the Company entered into a contract amendment with TPC whereby the royalty payment period was extended to December 31, 2020.

e) Pursuant to an agreement with EnCana Corporation, whereby EnCana sponsored the development of powertrain product, the Company is required to make royalty payments equal to 1% of gross revenue from sales of the powertrain product up to a maximum payment of $1.0 million.

f) The Company has entered into employment agreements with certain executive directors and officers. In addition to defining the terms of employment, the agreements entitle the executives to termination payments, ranging from one to two year's compensation, and the immediate vesting of all options previously granted, in the event of termination without cause and in some cases in the event of termination due to a change in the control of the Company.

## 16 Changes in Non-Cash Working Capital Items

| (Stated in thousands) | Year ended December 31 2006 $ | Year ended December 31 2005 $ | Cumulative Since Inception $ |
|---|---|---|---|
| Accounts receivable | (2,542) | (251) | (3,197) |
| Contributions Receivable | (525) | 400 | (1,046) |
| Inventory and related prepayments | (1,125) | (348) | (2,672) |
| Prepaid expenses | 149 | (122) | (257) |
| Accounts payable and accrued liabilities | (589) | (1,037) | 14 |
| Customer deposits and deferred revenue | (624) | 996 | 373 |
| Movement due to exchange impact | 24 | — | 24 |
| | (5,232) | (362) | (6,761) |

## 17 Segmented financial information

Management currently organizes and views the Company's activities as one operating segment. A geographic analysis of revenues by customer locations and of assets employed is as follows:

| | Revenues $ | Total Assets $ | Property, Plant, Equipment and Goodwill $ |
|---|---|---|---|
| (Stated in thousands) | 2006 | December 31 2006 | December 31 2006 |
| Canada | nil | 38,199 | 704 |
| United Kingdom | 191 | 465 | 192 |
| United States | 5,511 | 17,635 | 7,650 |
| Asia | 69 | nil | nil |
| Total | 5,771 | 56,299 | 8,546 |
| | 2005 | December 31 2005 | December 31 2005 |
| Canada | 18 | 23,744 | 664 |
| United Kingdom | 13 | 270 | 164 |
| United States | 4,440 | 23,381 | 7,677 |
| Asia | 137 | nil | nil |
| Total | 4,608 | 47,395 | 8,505 |

The percentage of revenues derived from the Company's largest customers is as follows:

| | Twelve months ended December 31, 2006 Percentage | Twelve months ended December 31, 2005 Percentage |
|---|---|---|
| First | 67% | 29% |
| Second | 5% | 20% |
| Third | 4% | 6% |
| Others | 24% | 45% |
| Total | 100% | 100% |

## 18 Subsequent Events

a) During the period from December 31, 2006 to March 06, 2007, the Company issued 23,076 common shares upon the exercises of stock options.

## DIRECTORS AND MANAGEMENT

### *Directors*

**D. Campbell Deacon**
Chairman
Former CEO, Azure Dynamics Corporation

**David E. Deacon**
Deputy Chairman
Executive Vice-President,
Azure Dynamics Corporation

**Nicholas O. Brigstocke**
Chairman, Sentry Select UK Limited
Former Chairman, UK Equity Capital Markets,
Credit Suisse First Boston

**Dennis A. Sharp**
Executive Chairman,
UTS Energy Corporation
Director, EnCana Corporation

**Robert A. Donaldson**
Q.C., Barrister & Solicitor

**Roberto Quarta**
Partner of Clayton Dubilier & Rice
Chairman & CEO, Italtel Holdings SpA of Italy
Non-Executive Chairman, BBA Group plc of the UK

**Wu Tzu Chien**
President,
Special Projects of Singapore
Technologies Engineering Ltd.

**Thomas Davidson**
Chairman of Quarry Hill Group and
NuTech Precision Metals

**James J. Padilla**
Former President and COO,
Ford Motor Company

**Scott T. Harrison**
Chief Executive Officer,
Azure Dynamics Corporation

### *Management*

**Scott T. Harrison**
Chief Executive Officer

**David E. Deacon**
Deputy Chairman and Executive Vice-President

**Gregory P. Francis**
President and Chief Operating Officer

**Ronald V. Iacobelli**
Chief Technology Officer

**Daniel P. Renzella**
Senior Vice-President,
Finance and Chief Financial Officer

**Steven K. Glaser**
Vice-President,
Corporate Affairs

**Michael L. Elwood**
Vice-President,
Marketing

**Ricardo Espinosa**
Vice-President,
Engineering

**Mark P. Federle**
Senior Vice-President,
Sales

**Rajan Johal**
Vice-President,
Operations

**Dean Z. McGrew**
Vice-President,
Business Development

**Guy T. Pearson**
Vice-President,
Engineering

## CORPORATE INFORMATION

**Toronto**
350 Bay Street
Suite 400
Toronto, ON Canada M5H 2S6
T: (416) 367-0220 ext. 105
F: (416) 367-9591

**Vancouver**
3900 North Fraser Way
Burnaby, BC Canada V5J 5H6
T: (604) 224-2421
F: (604) 419-6392

**Boston**
9 Forbes Road
Woburn, MA USA 01801-2103
T: (781) 932-9009
F: (781) 932-9219

www.azuredynamics.com

### *Stock Exchange Listing and Symbol*

**Canada**
TSX Exchange: AZD

**United Kingdom**
AiM Exchange: ADC

### *Transfer Agent*

**Equity Transfer Services Inc.,**
200 University Avenue, Suite 400,
Toronto, Ontario M5H 4H1.
T: (416) 361-0152
F: (416) 361-0470

### *Legal Counsel*

**Fasken Martineau**
Toronto, Canada

**Heenan Blaikie**
Calgary, Canada

**Wragge & Co.**
Birmingham, England

**Mintz Levin**
Boston, USA

### *UK Nominated Advisor*

**Numis Securities**
London, England

### *Auditors*

**BDO Dunwoody LLP**
Toronto, Canada

### *Investor Relations*

**Steven K. Glaser**
Vice-President, Corporate Affairs
E: sglaser@azuredynamics.com

Designed and Produced by The Equicom Group Inc.

AZURE
DYNAMICS

www.azuredynamics.com

END